Exhibit 99.20

NORBORD MANAGEMENT PROXY CIRCULAR	2

Notice of Annual Meeting of Shareholders

Date:	Tuesday, May 12, 2015
Time:	10:00 a.m.
Place:	The Albany Club, 91 King Street East, Toronto, Ontario, M5C 1G3

Business of the Meeting

1.	To receive the consolidated financial statements for the year ended December 31, 2014 and the auditor’s report on those statements;

2.	To elect Directors; and

3.	To appoint auditors and to authorize the Directors to fix their remuneration.

We will also consider other business that may properly come before the meeting or any adjournment or postponement thereof.

The Management Proxy Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the meeting and is incorporated into, and forms part of, this Notice.

You have the right to receive notice of, and to vote at, the annual meeting if you are a Norbord Inc. shareholder at 5:00 p.m. (Toronto time) on Tuesday, April 14, 2015.

Shareholders are entitled to vote at the meeting either in person or by proxy. However, you do not have to vote in person at the meeting. This Management Proxy Circular tells you how to exercise your right to vote your shares.

By order of the Board of Directors,

/s/ ELAINE G. TOOMEY
ELAINE G. TOOMEY
Assistant Corporate Secretary
Toronto, Ontario

April 6, 2015

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SECTION IV – EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS		24
Compensation Philosophy		24
Human Resources Committee		24
Committee Members		24
Independence		24
Role of the HR Committee		24
Succession Planning		25
Compensation and Benefit Programs		25
Risk Management		25
Named Executive Officers		26
Executive Compensation Programs and Administration		27
Compensation Advice and Benchmarking		27
Compensation Programs		29
1.	Base Salary	29
2.	Bonus	30
3.	Long-term Incentives	31
	Stock Option Plan	31
	Stock Option Plan Amendment Process	32
	Stock Option Plan Grants	33
	Restricted Stock Unit Plan	33
	Management Deferred Common Share Unit Plan	34
	Employee Share Savings Plan	34
4.	Benefits	34
5.	Pension	35
Named Executive Officer Share Ownership		36
Acquisition Cost		36
Market Value		37
Performance and Compensation of President and Chief Executive Officer		37
Performance and Compensation of Other Named Executive Officers		39
Performance Graph		39
Compensation Information		40
Summary Compensation Table		40
Option-based and Share-based Awards		41
Incentive Plan Awards		41
Incentive Plan Awards – Value Vested or Earned during the Year		42
Securities Authorized for Issuance under Equity Compensation Plans for the Financial Year Ended December 31, 2014		42
Pension Plan Benefits		43
Defined Benefit Plan Table		43
Defined Contribution Plans Table		44
Termination and Change of Control Provisions		45

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SECTION V – DIRECTOR COMPENSATION	46
Non-employee Director Compensation	46
Non-employee Director Fees	46
Deferred Share Unit Plan for Non-employee Directors	46
Non-employee Director Compensation Table	47
Non-employee Director Option-based and Share-based Awards	48
Non-employee Director Incentive Plan Awards – Value Vested or Earned during the Year	48
Non-employee Director Share Ownership	49
Acquisition Cost	49
Market Value	50
Indebtedness of Directors and Executive Officers	50

SECTION VI – CORPORATE GOVERNANCE	51
Corporate Governance Practices	51
Role of Board of Directors	51
Role of Chair	52
Role of Vice Chair	52
Meetings of the Board	52
Composition and Size of the Board	52
Independent Directors – Four of Eight	52
Non-independent Directors – Four of Eight	53
Majority Voting	53
Change in Personal Circumstances	53
Committees of the Board	53
Lead Director	54
Role of Committee Chair	54
Audit Committee	54
Corporate Governance and Nominating Committee	55
Environmental, Health and Safety Committee	55
Human Resources Committee	55
Board, Committee and Director Evaluation	56
Norbord Management	56
Role of President and CEO	57
Board Information	57
Orientation and Continuing Education	57
Board Renewal	58
Director Recruitment	58
Director Tenure	58
Representation of Women	58
Board Diversity Policy	59
Measurable Objectives	59
Monitoring and Reporting	59
Management Remuneration	59
Communications Policy	59
Code of Business Conduct	60
Anti-hedging and Anti-monetization Policy	60
Directors’ Approval	60

Appendix A – Board of Directors – Terms of Reference	61

NORBORD MANAGEMENT PROXY CIRCULAR	6

Section I – General Information

This Management Proxy Circular (the Circular) is supplied in connection with the solicitation of proxies by the management of Norbord Inc. (the Corporation or Norbord) for use at its annual meeting of shareholders to be held at The Albany Club, 91 King Street East, Toronto, Ontario M5C 1G3, on Tuesday, May 12, 2015, at 10:00 a.m. (local time) for the purposes outlined in this Circular under Section III – Business of the Meeting.

Date of Information

The information contained in this Circular is current as at April 6, 2015, unless otherwise stated.

Currency

All dollar amounts in this Circular are in Canadian dollars, unless otherwise specified.

Common Shares Outstanding

The number of Common Shares outstanding as at April 6, 2015 was 85,321,915. These Common Shares trade under the symbol NBD on the Toronto Stock Exchange (TSX).

Voting Shares and Principal Shareholders

Each registered holder of Common Shares on April 14, 2015 (the Record Date) will be entitled, either in person or by proxy, to one vote for each Common Share held on all matters to come before the meeting or any adjournment thereof.

To the knowledge of the Directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of all Common Shares, except Brookfield Asset Management Inc. (Brookfield). As at April 6, 2015, Brookfield, its affiliates and funds managed by it, collectively owned 45,392,240 Common Shares, representing approximately 53% of the Corporation’s outstanding Common Shares.

Brookfield is a public company with shares listed on the TSX, the New York Stock Exchange (NYSE) and NYSE Euronext. Brookfield’s major shareholders are Partners Limited (Partners) and Partners’ 48%-owned affiliate, Partners Value Fund Inc., which, together with the shareholders of Partners, collectively own, directly or indirectly, exercise control or direction over, have contractual arrangements, such as options, to acquire, or otherwise hold beneficial or economic interests in approximately 130.5 million Class A Limited Voting Shares of Brookfield, representing approximately 20% of the Class A Limited Voting Shares on a fully diluted basis, and 85,120 Class B Limited Voting Shares of Brookfield, representing all of the Class B Limited Voting Shares. Mr. Cockwell, a Director of the Corporation, is a shareholder of Partners.

NORBORD MANAGEMENT PROXY CIRCULAR	7

Reporting Concerns

Concerns relating to non-compliance with the Corporation’s Code of Business Conduct or its accounting practices, internal accounting controls or auditing matters may be directed in confidence to the Chair of Norbord’s Audit Committee as follows:

1.	By the Internet
http://www.clearviewconnects.com

2.	By telephone
	North American Hotline	European Hotline
	1-866-608-7287	00 800 9643 9643

3.	By mail
ClearView Connects™, P.O. Box 11017, Toronto, Ontario M1E 1N0

Shareholder Proposals

The date for submission of shareholder proposals to be included in the Management Proxy Circular for the Corporation’s 2016 annual meeting of shareholders is January 2, 2016. Proposals must be received at the Corporation’s head office, at the address below, no later than such date.

Annual Report

Registered shareholders were sent a copy of Norbord’s 2014 Annual Report on March 6, 2015, unless a registered shareholder elected not to receive Norbord’s Annual Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A). Only those non-registered shareholders who completed and returned last year’s card specifically requesting a copy of Norbord’s Annual Report were sent a 2014 Annual Report. Copies of Norbord’s Annual Report may be obtained by accessing Norbord’s public filings on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, or on Norbord’s website at www.norbord.com under “Investors” and “Financial Reports.”

Additional Information

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Shareholders may contact the Corporation by mail at 1 Toronto Street, Suite 600, Toronto, Ontario M5C 2W4; telephone (416-365-0705); fax (416-777-4419); or e-mail (info@norbord.com) to request copies of the Corporation’s Annual Consolidated Financial Statements and MD&A.

Financial information for the Corporation’s most recently completed financial year is provided in its Annual Consolidated Financial Statements and MD&A, which are filed on SEDAR at www.sedar.com.

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Section II – Voting Instructions

Solicitation of Proxies

The management of the Corporation is soliciting your proxy. Solicitation is being made primarily by regular mail, but may be supplemented by telephone and the Internet, and in person by employees of the Corporation. The costs of the solicitation will be paid by the Corporation.

Appointment of Proxyholders

The persons named in the enclosed form of proxy are management representatives and Directors and/or officers of the Corporation. Each shareholder may, by properly marking, executing and depositing the enclosed form of proxy, appoint as proxyholder either the persons whose names are printed on the enclosed form of proxy or any other person, who need not be a shareholder, by inserting the name of the person in the space provided. The proxyholder may attend and act for the shareholder at the meeting and any adjournment thereof.

Execution and Deposit of Proxy

If a shareholder is an individual, the form of proxy must be executed by the shareholder or a duly authorized attorney of the shareholder. If a shareholder is a corporation, the form of proxy must be executed in the presence of a duly authorized attorney or officer of the corporation. Where a form of proxy is executed by an attorney or officer of a corporation, the authorizing documents (or notarized copies thereof) should accompany the form of proxy.

Executed forms of proxy must be deposited not less than 24 hours before the time of the meeting, or in the case of any postponement or adjournment of the meeting, not less than 24 hours before commencement, according to the instructions located on page 9 of this Circular.

Voting of Shares Represented by Management Proxy

Common Shares represented by properly executed proxies in favour of the individuals whose names are printed thereon will be voted, or withheld from voting, in accordance with the choice specified in the proxy on any ballot that may be called for, but if no choice is specified, such Common Shares will be voted as follows:

1.	For the election as Directors of the Corporation of the individuals listed commencing on page 12 of this Circular; and

2.	For the appointment of KPMG LLP as auditors of the Corporation, and the authority of the Directors to fix their remuneration.

NORBORD MANAGEMENT PROXY CIRCULAR	9

The person appointed as proxy has discretionary authority to vote on amendments or variations to the matters being voted on, as identified in the Notice of Annual Meeting of Shareholders, and any other matters that may properly come before the meeting. At the time of printing this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

Registered Shareholders

Registered shareholders can attend and vote in person at the meeting by registering with CST Trust Company on the day of the meeting. Registered holders can also vote by proxy up to 24 hours prior to the time of the meeting, as follows:

1.	By telephone

Call 1-888-489-5760 from a touch-tone phone and follow the instructions (only available to residents of Canada or the US). Use the control number located on the enclosed proxy form. The proxy form does not need to be returned. Please note that, when voting by telephone, shareholders may not appoint a person as a proxyholder other than the management nominees named in the enclosed proxy form.

2.	By the Internet

Go to www.cstvotemyproxy.com and follow the on-screen instructions. Use the control number located on the enclosed proxy form. The proxy form does not need to be returned.

3.	By mail or fax

Complete, date and sign the enclosed proxy form and return it by mail in the envelope provided, or in one addressed to CST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, or by facsimile to 416-368-2502, or toll free to 1-866-781-3111.

4.	By e-mail

Complete, date and sign the enclosed proxy form and send a scanned copy by e-mail to proxy@canstockta.com.

Non-registered Shareholders

Non-registered (or beneficial) shareholders hold their shares through a bank, trust company, securities broker or other intermediary. In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the accompanying Notice of Annual Meeting of Shareholders, this Management Proxy Circular, the enclosed proxy form and, if specifically requested, the Corporation’s 2014 Annual Report (which includes the Corporation’s Annual Consolidated Financial Statements and MD&A for the fiscal year ended December 31, 2014) (collectively, the Meeting Materials) to the intermediaries for onward distribution to non-registered shareholders.

In most cases, a non-registered shareholder will receive, as part of the Meeting Materials, a voting instruction form requesting voting instructions. If the non-registered shareholder wishes to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms include instructions on how to vote by telephone, fax or mail, or by the Internet.

NORBORD MANAGEMENT PROXY CIRCULAR	10

Less frequently, a non-registered shareholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the intermediary (typically a facsimile, stamped signature) that is restricted as to the number of shares beneficially owned by the non-registered shareholder but is otherwise incomplete. If the non-registered shareholder wishes to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the non-registered shareholder must complete the form of proxy and deposit it as set out in “Execution and Deposit of Proxy” on page 8 of this Circular.

If a non-registered shareholder who has received a form of proxy wishes to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the non-registered shareholder must strike out the names of the persons in the proxy and insert the non-registered shareholder’s (or other such person’s) name in the blank space provided. In the case of a voting instruction form, the non-registered shareholder should follow the directions in the form as to returning the form and meeting attendance.

Non-registered shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Right of Revocation

A shareholder who has given a proxy has the power to revoke it in regards to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy and may do so:

1.	By voting again in any manner (telephone, Internet, mail, fax or e-mail);

2.	By depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder’s attorney, authorized in writing to CST Trust Company; or to the registered office of Norbord Inc., 1 Toronto Street, Suite 600, Toronto, Ontario M5C 2W4 not less than 24 hours before the time of the meeting, or with the Chair of the meeting on the day of the meeting; or any adjournment thereof; or

3.	By any other manner permitted by law.

Non-registered shareholders wishing to revoke a voting instruction form or a waiver of the right to receive Meeting Materials that was given to an intermediary, and to vote, should follow the instructions for revocation provided by such intermediary.

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Section III – Business of the Meeting

1. Annual Report and Financial Statements

Registered shareholders and those non-registered shareholders who completed and returned last year’s card specifically requesting a copy were mailed a copy of the Annual Report.

The consolidated financial results of the Corporation for the year ended December 31, 2014 and the auditor’s report on those statements will be presented at the meeting and shareholders will be given the opportunity to discuss these results with management.

2. Election of Directors

The articles of the Corporation provide that the Board of Directors (the Board) will consist of a minimum number of eight and a maximum number of 20 Directors. The Board has fixed the number of Directors to be elected at the annual meeting of shareholders at eight. The nominees will be voted on individually and the voting results for each nominee will be publicly disclosed. The individuals named in the enclosed form of proxy intend, unless otherwise directed, to vote FOR the election of a Board of Directors composed of the eight nominees listed below to serve until the next annual meeting of shareholders of the Corporation or until their successors are duly elected or appointed, unless any specified nominee is not available to act as a Director of the Corporation, in which event a substitute may be nominated.

The eight nominees proposed for election as Directors are:

Jack L. Cockwell	Paul A. Houston
Pierre Dupuis	J. Barrie Shineton
Paul E. Gagné	Denis A. Turcotte
J. Peter Gordon	Peter C. Wijnbergen

The Board and management of the Corporation recommend that shareholders vote FOR these nominees. The persons named in the enclosed form of proxy intend to vote FOR the election of each of these nominees unless the shareholder specifies that authority to do so is withheld.

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Director Nominees

The Board of Directors has determined that eight Directors are to be nominated for election this year. All eight nominees currently serve on the Board. Messrs. Gagné, Gordon and Houston became Directors of the Corporation following completion of the merger of the Corporation and Ainsworth Lumber Co. Ltd. (Ainsworth) effective March 31, 2015. Messrs. Cockwell, Dupuis, Shineton, Turcotte and Wijnbergen were re-elected at the May 2, 2014 annual meeting of shareholders.

Further information on non-employee Directors relating to their compensation and share ownership begins on page 46.

JACK L. COCKWELL

Age: 74

Oakville, Ontario

Canada

Director since 1987

Non-independent

Skills and experience:

•   Board Governance

•   Financial Literacy

•   Analytical Decision-Making

•   Capital Allocation

•   Risks Assessment

•   Mergers, Acquisitions, Divestitures

•   Business Management

•   Strategic Thinking/Managing or Leading Growth

•   Management Development/ Human Resources

•   Chief Executive Officer

Mr. Cockwell is Group Chair of Brookfield, a global asset manager. Mr. Cockwell was President and Chief Executive Officer of Brookfield from 1991 to 2002.
Norbord Board and Committees	Meeting Attendance
Board of Directors – Regular	3 of 4
Board of Directors – Special	2 of 2
Environmental, Health and Safety	2 of 3
Human Resources	3 of 3
Public Company Directorships in the Past Five Years
• Teck Resources Limited (2009 to present) • Brookfield Asset Management Inc. (1979 to present) • Brookfield Office Properties Inc. (1999 to 2014)
Non-Public Company Affiliations
• Director of Waterfront Toronto Corporation • Member of the Board of Governors of Ryerson University • Heritage Governor of the Royal Ontario Museum
Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline(1)
2014	24,128	—	24,128	$457,035	Yes
2013	24,128	—	24,128	$457,035
Change	—	—	—	—
Other securities held: Nil 2014 Annual Meeting Results

Votes in Favour	Votes Withheld
37,665,717 – 86.5%	5,876,298 – 13.5%

(1)	Mr. Cockwell represents the Corporation’s principal shareholder, Brookfield, and as such, his Director fees are paid directly to Brookfield and he is exempt from the share ownership requirement.

NORBORD MANAGEMENT PROXY CIRCULAR	13

PIERRE DUPUIS

Age: 70

Sutton, Quebec

Canada

Director since 1995 Independent

Skills and experience:

•   Board Governance

•   Financial Literacy

•   Analytical Decision-Making

•   Capital Allocation

•   Risks Assessment

•   Mergers, Acquisitions, Divestitures

•   Business Management

•   Marketing/Sales

•   Regional Knowledge

•   Strategic Thinking/Managing or Leading Growth

•   Management Development/ Human Resources

•   Safety, Health and Environment

Mr. Dupuis is a Corporate Director. From 1999 to 2005, Mr. Dupuis was Vice President and Chief Operating Officer of Dorel Industries Inc., a global consumer products company. Prior to his appointment at Dorel, Mr. Dupuis was President and Chief Operating Officer of Transcontinental Inc., a Canadian printing and publishing company.

Norbord Board and Committees	Meeting Attendance
Board of Directors – Regular	4 of 4
Board of Directors – Special	2 of 2
Audit (Chair)	4 of 4
Environmental, Health and Safety	3 of 3
Human Resources	3 of 3
Independent (Chair)	20 of 20
Public Company Directorships in the Past Five Years
n/a
Non-Public Company Affiliations
• Advisory Board Member of MAAX Bath Inc. (2009 – present)
Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline
2014	1,096	27,695	28,791	$513,296	Yes
2013	1,096	24,430	25,526	$427,152
Change	—	13%	13%	20%
Other securities held: Nil 2014 Annual Meeting Results

Votes in Favour	Votes Withheld
43,390,007 – 99.7%	152,008 – 0.3%

NORBORD MANAGEMENT PROXY CIRCULAR	14

PAUL E. GAGNÉ,

CPA, CA

Age: 68

Senneville, Quebec

Canada

Director since

March 31, 2015

Independent

Skills and experience:

•   Board Governance

•   Industry Knowledge/Experience

•   Financial Literacy

•   Analytical Decision-Making

•   Capital Allocation

•   Risks Assessment

•   Mergers, Acquisitions, Divestitures

•   Business Management

•   Regional Knowledge

•   Strategic Thinking/Managing or Leading Growth

•   Community Relations

•   Management Development/ Human Resources

•   Chief Executive Officer

•   Safety, Health and Environment

Mr. Gagné, a retired executive, has extensive experience in the natural resource sector and is a Chartered Accountant. He is currently serving as Chairman of the Board of Wajax Corporation, a leading distributor and service provider of mobile equipment, power systems and industrial components.

Norbord Board and Committees	Meeting Attendance
n/a
Public Company Directorships in the Past Five Years

•       Wajax Corporation (1996 to present)

•       CAE Inc. (2005 to present)

•       Textron Inc. (1995 to present)

•       Inmet Corporation (1996 to March 2013)

•       Fraser Papers Inc. (2004 to February 2011)

•       Ainsworth Lumber Co. Ltd. (2001 to March 31, 2015)

Non-Public Company Affiliations
• Asalco Inc. (2002 to present) • Ste. Anne’s Hospital Foundation (1995 to present)
Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline(1)
2014	n/a	n/a	n/a	n/a	n/a
2013	n/a	n/a	n/a	n/a
Change	n/a	n/a	n/a	n/a
Other securities held: At April 6, 2015, Mr. Gagné held 630 Common Shares and 11,496 DSUs. 2014 Annual Meeting Results

Votes in Favour	Votes Withheld
n/a	n/a

(1)	Mr. Gagné meets the Director share ownership threshold based on the acquisition cost of his Ainsworth common shares and DSUs which were exchanged for Norbord Common Shares and DSUs upon completion of the Norbord/Ainsworth merger on March 31, 2015.

NORBORD MANAGEMENT PROXY CIRCULAR	15

J. PETER GORDON

Age: 54

Toronto, Ontario

Canada

Director since

March 31, 2015

Non-independent

Chair

Skills and experience:

•   Board Governance

•   Industry Knowledge/Experience

•   Financial Literacy

•   Analytical Decision-Making

•   Capital Allocation

•   Risks Assessment

•   Mergers, Acquisitions, Divestitures

•   Business Management

•   Marketing/Sales

•   Regional Knowledge

•   Strategic Thinking/Managing or Leading Growth

•   Community Relations

•   Management Development/ Human Resources

•   Chief Executive Officer

•   Safety, Health and Environment

Mr. Gordon is a Managing Partner of Brookfield, where he is a senior manager with Brookfield Capital Partners. He has over 25 years of industrial experience, principally in the mining and forest products industries, having held a number of senior management positions in the Brookfield portfolio companies, most recently as the President and CEO of Fraser Papers Inc. from 2007 to 2011.

Norbord Board and Committees	Meeting Attendance
n/a
Public Company Directorships in the Past Five Years
• Western Forest Products Inc. (2004 to 2006 and 2010 to November 2014) • Fraser Papers Inc. (2007 to February 2011) • Ainsworth Lumber Co. Ltd. (2010 to March 31, 2015)
Non-Public Company Affiliations
• Advisory Board Member of MAAX Bath Inc. (2009 to present)
Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline(1)
2014	n/a	n/a	n/a	n/a	n/a
2013	n/a	n/a	n/a	n/a
Change	n/a	n/a	n/a	n/a
Other securities held: Nil 2014 Annual Meeting Results

Votes in Favour	Votes Withheld
n/a	n/a

(1)	Mr. Gordon represents the Corporation’s principal shareholder, Brookfield, and as such, his Director fees are paid directly to Brookfield and he is exempt from the share ownership requirement.

NORBORD MANAGEMENT PROXY CIRCULAR	16

PAUL A. HOUSTON

Age: 65

Brooklin, Ontario

Canada

Director since

March 31, 2015

Independent

Skills and experience:

•   Board Governance

•   Industry Knowledge/Experience

•   Financial Literacy

•   Analytical Decision-Making

•   Capital Allocation

•   Risks Assessment

•   Mergers, Acquisitions, Divestitures

•   Business Management

•   Marketing/Sales

•   Regional Knowledge

•   Strategic Thinking/Managing or Leading Growth

•   Management Development/ Human Resources

•   Chief Executive Officer

•   Safety, Health and Environment

Mr. Houston is a retired executive who has served on a number of boards in Canada and the US, most recently with Ainsworth as Lead Director for the last six years. He has over 12 years of CEO experience in a variety of industries, most recently serving as President and Chief Executive Officer of the Alderwoods Group, a $1.2 billion US corporation. He has also operated businesses in Canada, US and Europe.

Norbord Board and Committees	Meeting Attendance
n/a
Public Company Directorships in the Past Five Years
• Ainsworth Lumber Co. Ltd. (2008 to March 31, 2015)
Non-Public Company Affiliations n/a

Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline(1)
2014	n/a	n/a	n/a	n/a	n/a
2013	n/a	n/a	n/a	n/a
Change	n/a	n/a	n/a	n/a
Other securities held: On April 6, 2015, Mr. Houston held 61,239 Common Shares, 17,759 DSUs and 16,432 options. 2014 Annual Meeting Results

Votes in Favour	Votes Withheld
n/a	n/a

(1)	Mr. Houston meets the Director share ownership threshold based on the acquisition cost of his Ainsworth common shares and DSUs which were exchanged for Norbord Common Shares and DSUs upon completion of the Norbord/Ainsworth merger on March 31, 2015

NORBORD MANAGEMENT PROXY CIRCULAR	17

J. BARRIE SHINETON, P.Eng.

Age: 68

Toronto, Ontario

Canada

Director since 2004

Non-independent

Vice Chair

Skills and experience:

•   Board Governance

•   Industry Knowledge/Experience

•   Financial Literacy

•   Analytical Decision-Making

•   Capital Allocation

•   Risks Assessment

•   Mergers, Acquisitions, Divestitures

•   Business Management

•   Marketing/Sales

•   Regional Knowledge (Non-Canadian)

•   Strategic Thinking/Managing or Leading Growth

•   Community Relations

•   Management Development/ Human Resources

•   Chief Executive Officer

•   Safety, Health and Environment

Mr. Shineton is a Corporate Director. Mr. Shineton was appointed Vice Chair of the Board on January 29, 2014 after serving as President and Chief Executive Officer of the Corporation from 2004 through 2013. In 2013, Mr. Shineton was named #1 CEO of the Year by Financial Post Magazine. He has held various positions with Norbord, including Executive Vice President, Wood Products of Norbord Inc., President, Norbord Industries Inc., and Managing Director, Norbord Limited (UK). Mr. Shineton has more than 30 years of experience in the forest products industry, having held senior marketing, sales and operations positions for companies in North America and Europe.

Norbord Board and Committees	Meeting Attendance
Board of Directors – Regular	4 of 4
Board of Directors – Special	2 of 2
Mr. Shineton is not a member of any Board committees.
Public Company Directorships in the Past Five Years
• Stella-Jones Inc. (May 2009 to April 2015) • Western Forest Products Inc. (January 19, 2015 to present)
Non-Public Company Affiliations
n/a
Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline
2014	26,404	28,155	54,559	$2,774,381	Yes
2013	26,404	25,745	52,149	$2,701,560
Change	—	9%	5%	3%
Other securities held: At April 6, 2015, Mr. Shineton held 175,000 options and 10,621 RSUs. 2014 Annual Meeting Results

Votes in Favour	Votes Withheld
38,297,998 – 88%	5,244,017 – 12%

NORBORD MANAGEMENT PROXY CIRCULAR	18

DENIS A. TURCOTTE, P.Eng., MBA

Age: 53

Sault Ste. Marie, Ontario Canada

Director since 2012

Independent

Skills and experience:

•   Board Governance

•   Industry Knowledge/Experience

•   Financial Literacy

•   Analytical Decision-Making

•   Capital Allocation

•   Risks Assessment

•   Mergers, Acquisitions, Divestitures

•   Business Management

•   Regional Knowledge (Non-Canadian)

•   Strategic Thinking/Managing or Leading Growth

•   Community Relations

•   Management Development/ Human Resources

•   Chief Executive Officer

•   Safety, Health and Environment

Mr. Turcotte is President and Chief Executive Officer of North Channel Management and North Channel Capital Partners, both consulting, private investment and management companies. Mr. Turcotte was President and Chief Executive Officer and a Director of Algoma Steel Inc., an integrated flat products steel company, from 2002 through 2008 and was named CEO of the year by Canadian Business Magazine in 2006. Prior to joining Algoma he was President of the Paper Group and Executive Vice President of Corporate Development and Strategy of Tembec Inc., a forest products company, from 1999 to 2002.

Norbord Board and Committees	Meeting Attendance
Board of Directors – Regular	4 of 4
Board of Directors – Special	2 of 2
Audit	4 of 4
Environmental, Health and Safety	3 of 3
Human Resources	3 of 3
Public Company Directorships in the Past Five Years
• Coalspur Mines Ltd. (December 2011 to present) • Domtar Corporation (March 2007 to present) • Advisory Board Member of Brookfield Office Properties Inc. (2014 to present)
Non-Public Company Affiliations
• Advisory Board Member of Brookfield Capital Partners Fund (2009 to present)
Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline(1)
2014	—	3,381	3,381	$86,968	Pending
2013	—	2,058	2,058	$53,381
Change	—	64%	64%	63%
Other securities held: Nil 2014 Annual Meeting Results

Votes in Favour	Votes Withheld
43,129,099 – 99%	412,916 – 1%

(1)	Mr. Turcotte has until April 27, 2017 to meet the Director share ownership threshold.

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PETER C. WIJNBERGEN

Age: 52

Toronto, Ontario

Canada

Director since 2014

Non-independent

Skills and experience:

•   Board Governance

•   Industry Knowledge/Experience

•   Financial Literacy

•   Analytical Decision-Making

•   Capital Allocation

•   Risks Assessment

•   Business Management

•   Marketing/Sales

•   Strategic Thinking/Managing or Leading Growth

•   Management Development/ Human Resources

•   Chief Executive Officer

•   Safety, Health and Environment

Mr. Wijnbergen was appointed President and Chief Executive Officer of the Corporation on January 1, 2014. He served as Senior Vice President and Chief Operating Officer from September 2010 to December 2013 and prior thereto held senior leadership positions in operations, strategic planning and sales, marketing and logistics.
Norbord Board and Committees	Meeting Attendance
Board of Directors – Regular	4 of 4
Board of Directors – Special	2 of 2
Mr. Wijnbergen is not a member of any Board committee.
Public Company Directorships in the Past Five Years
n/a
Non-Public Company Affiliations
n/a
Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline
2014	23,832	2,742	26,574	$852,942	Yes
2013	20,517	2,507	23,024	$715,934
Change	16%	9%	15%	19%
Other securities held: At April 6, 2015, Mr. Wijnbergen held 361,910 options.
2014 Annual Meeting Results

Votes in Favour	Votes Withheld
36,681,305 – 88.8%	4,860,710 – 11.2%

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Interlocking Directorships

As of the date of this Circular, there are no interlocking directorships among Norbord’s Director nominees.

Board Committees

There are four standing committees with specific mandates to assist the Board in carrying out its responsibilities. They are the Audit Committee; the Corporate Governance and Nominating Committee; the Environmental, Health and Safety Committee; and the Human Resources Committee. In addition, from time to time, the Board may establish special committees. The members of the standing committees are:

Audit Committee	Corporate Governance and Nominating Committee	Environmental, Health and Safety Committee	Human Resources Committee
Pierre Dupuis (Chair)	Pierre Dupuis	Jack Cockwell	Jack Cockwell (Chair)
Paul E. Gagné	J. Peter Gordon	Pierre Dupuis	Pierre Dupuis
Paul A. Houston	Paul A. Houston (Chair)	Paul E. Gagné	Paul E. Gagné
Denis Turcotte		J. Peter Gordon	J. Peter Gordon
		Paul A. Houston	Paul A. Houston
		Denis Turcotte (Chair)	Denis Turcotte

In 2014, a Committee of the Board of Directors, consisting of Ms. D. Cohen, Messrs. P. Dupuis (Chair), N. Kirchmann and J. Wallace, was formed to consider the merger of the Corporation and Ainsworth Lumber Co. Ltd. The Committee met 20 times in 2014.

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Areas of Expertise

Norbord strives to ensure that the Board comprises Directors who possess a broad mix of skills to support the Corporation’s governance and provide strategic advice to management. The table below lists the key skills and experience the Director nominees bring to the Board. The skills matrix is included in an annual survey completed by members of the Board. The results of the survey are reviewed by the Corporate Governance and Nominating Committee to identify additional areas of expertise that they possess.

Skill	J. Cockwell	P. Dupuis	P. E. Gagné	J. P. Gordon	P. A. Houston	J. B. Shineton	D. A. Turcotte	P. C. Wijnbergen
Board Governance	✓+	✓+	✓+	✓	✓	✓	✓+	✓

Industry Knowledge/Experience			✓+	✓	✓	✓	✓	✓

Financial Literacy	✓+	✓+	✓+	✓	✓	✓	✓	✓

Analytical Decision-Making	✓	✓	✓	✓	✓	✓	✓	✓

Capital Allocation	✓	✓	✓	✓	✓	✓	✓	✓

Risks Assessment	✓	✓	✓	✓	✓	✓	✓	✓

Mergers, Acquisitions, Divestitures	✓	✓	✓	✓	✓	✓	✓+

Business Management	✓+	✓+	✓+	✓	✓+	✓+	✓+	✓

Marketing/Sales		✓+		✓	✓	✓+		✓+

Regional Knowledge (Non-Canadian)		US Europe China	US Europe Japan	US Europe China	US Europe Japan	US Europe Japan	US
Strategic Thinking/Managing/ Leading Growth	✓	✓+	✓	✓	✓	✓	✓+	✓

Community Relations			✓	✓		✓	✓

Management Development/Human Resources	✓	✓+	✓	✓	✓+	✓	✓	✓

Chief Executive Officer	✓		✓	✓	✓	✓	✓	✓

Safety, Health and Environment		✓	✓	✓	✓	✓	✓	✓

✓	= Strong knowledge
✓+	= Expert knowledge

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Number of Board and Committee Meetings Held

The following is a list of the meetings of the Board and its committees held in 2014. The Director attendance records are included in the Director nominee table beginning on page 12.

Meeting	Number of Meetings
Board of Directors – Regular	4
Board of Directors – Special	2
Audit Committee	4
Corporate Governance and Nominating Committee	2
Environmental, Health and Safety Committee	3
Human Resources Committee	3
Independent Committee	20

Non-employee Director Compensation

A detailed discussion of Director compensation can be found on page 46 of this Circular.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

The following Directors served as directors of Fraser Papers Inc. (Fraser).

Name	Period Served
J. Cockwell	2004 to April 2009
P. E. Gagné	2004 to February 2011
J. P. Gordon	2007 to February 2011

In June 2009, Fraser initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act and also filed for protection pursuant to Chapter 15 of the US Bankruptcy Code. As part of its restructuring, Fraser sold all of its operating assets and distributed the proceeds from the sale. Fraser’s common shares were suspended from trading on the Toronto Stock Exchange on June 23, 2009 and delisted on July 22, 2009. On March 10, 2011, the Ontario Securities Commission issued a cease trade order against Fraser, and on June 23, 2011, Fraser was dissolved.

Mr. Gagné resigned as a director of Gemofor Inc., a manufacturer of sawmill equipment, in November 2006. Within a year of his resignation, Gemofor Inc. filed for bankruptcy.

Mr. Houston was a director of CFM Corporation (CFM), which was subject to a Management Cease Trade Order issued by the Ontario Securities Commission on March 1, 2005 as a result of CFM’s failure to file its interim financial statements for the three-month period ended January 1, 2005. CFM subsequently amalgamated with a subsidiary of the Ontario Teachers’ Pension Plan Board on April 12, 2005. The Management Cease Trade Order is no longer in effect.

Corporate Governance

Additional information on Board governance matters can be found on page 51 under Corporate Governance and in the Board’s Terms of Reference, located on page 61 of this Circular.

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3. Appointment of Auditors

KPMG LLP has been the Corporation’s auditors since February 28, 2007.

Auditor Independence

The Audit Committee has received representations from KPMG LLP regarding their independence, and has considered the matters described below in arriving at its determination that KPMG LLP is independent of the Corporation.

2014 Audit and Recommendation

The Audit Committee has reviewed and discussed the Corporation’s 2014 Annual Consolidated Financial Statements with the management of Norbord, which has primary responsibility for their preparation. KPMG LLP is responsible for expressing an opinion on the Corporation’s Annual Consolidated Financial Statements. The Audit Committee has reviewed with KPMG LLP the matters that are required to be discussed, including financial statement disclosures, the quality of the Corporation’s financial reporting, and significant accounting policies.

Based on the reviews, considerations and discussions outlined above, the Audit Committee recommended to the Board, and the Board approved, the 2014 Annual Consolidated Financial Statements of the Corporation, and authorized their inclusion in the Corporation’s Annual Report for the fiscal year ended December 31, 2014.

Principal Accounting Firm Fees

Audit services were provided by KPMG LLP in 2014 and 2013. It is the Corporation’s policy not to engage its auditors to provide services in connection with financial information systems design and implementation, or other services that may impair the objectivity of the auditors. The Corporation has implemented a procedure to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether or not the provision of such non-audit services is compatible with maintaining auditor independence.

The table below summarizes the fees paid to KPMG LLP in 2014 and 2013:

Service (US $ millions)	2014	2013
Audit	$0.7	$0.7
Audit-related	0.1	0.2
Tax	0.1	0.2
Other	—	—

Total	$0.9	$1.1

Description of Services

Audit services include the annual financial statement audit of the Corporation and certain of its subsidiaries. They also include the review of the Corporation’s unaudited interim financial statements.

Audit-related services include audits of the Corporation’s pension plans, special-purpose non-statutory audits of divisions of the Corporation, and comfort letters associated with regulatory filings.

Tax services include tax advisory and compliance services.

Norbord did not engage the Corporation’s auditors to perform other non-audit services.

The Audit Committee recommends that shareholders vote FOR the appointment of KPMG LLP as auditors of the Corporation and authorize the Directors to fix their remuneration. The persons named in the enclosed form of proxy intend to vote FOR this appointment unless the shareholder specifies that authority to do so is withheld.

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Section IV – Executive Compensation Discussion and Analysis

Compensation Philosophy

Norbord’s compensation philosophy is to motivate and reward both corporate and individual performance. Performance is defined by Norbord as the ability to generate superior financial results relative to the competition, long-term sustainable value for shareholders, and an environment of teamwork and continuous improvement, and to be transparent in all dealings with the employees and shareholders of the Corporation.

This section outlines in detail the Corporation’s compensation structure and annual review process. It was prepared by management and has been reviewed by Norbord’s Human Resources Committee (HR Committee).

Human Resources Committee

Committee Members

All Board members, except for Messrs. Shineton and Wijnbergen, sit on the HR Committee. All of the HR Committee members have held the role of Chief Executive Officer of an organization with the human resources function reporting to them, and have direct experience that is relevant to their responsibilities in executive compensation. Messrs. Gagné, Gordon and Houston have several years of experience as members of various compensation committees of publicly-traded companies. See page 12 for each member’s biography and expertise. Messrs. Dupuis, Gagné, Houston and Turcotte also sit on the Audit Committee, which monitors risk and risk management. Mr. Turcotte also serves on the human resources committee of Domtar Corporation.

Independence

The members of the HR Committee are independent, with the exception of Messrs. Cockwell and Gordon, who are not considered to be independent under the Canadian securities rules and the rules of the Toronto Stock Exchange due to their affiliation with Brookfield. However, the Canadian Coalition for Good Governance’s policy, “Governance Differences of Equity Controlled Corporations” – October, 2011, would view these Directors as related and independent of management and who may participate as members of the Corporation’s HR Committee. The participation of these Directors helps to ensure an objective process for determining compensation of the Corporation’s officers and assists the deliberations of this Committee by bringing the views and perspectives of the majority shareholder.

Role of the HR Committee

The role of the HR Committee is to assist the Board in its oversight of the selection, development, evaluation and compensation of senior management of the Corporation. The Committee plays a key role in succession planning and, in particular, monitoring the performance of the President and Chief Executive Officer, recommending compensation for the President and Chief Executive Officer to the Board and approving the compensation of other senior management of the Corporation.

In order to fulfill its mandate, the HR Committee receives an annual report from management summarizing the achievements of senior management, including the President and Chief Executive Officer, relative to the business plan presented to the Board at the beginning of each year.

The President and Chief Executive Officer of the Corporation makes recommendations to the HR Committee with respect to executive compensation policy and the compensation to be paid to senior management of the Corporation, other than himself. He does not participate in the HR Committee meetings when his compensation is being discussed or determined.

The HR Committee met three times in 2014.

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Succession Planning

The HR Committee annually evaluates the Corporation’s succession plans to ensure that potential candidates have the required skills and experience to transition to new positions. This process includes potential successors being given assignments and projects to develop and prove their capability; professional leadership coaching to broaden their strategic perspective; and opportunities to interact with Board members in a variety of settings. Attendance at Board dinners also allows candidates to interact with Directors more informally. Each type of venue allows the Board to regularly assess management and potential successors.

The CEO presents succession planning reports for senior management to the HR Committee and Board in camera. These reports include the orderly succession of:

•	the CEO;

•	the CEO’s direct reports; and

•	senior management in other key positions.

Mr. Wijnbergen served as Senior Vice President and Chief Operating Officer from September 2010 to December 2013 as part of his transition to President and CEO, to which he was appointed on January 1, 2014. Mr. Wijnbergen succeeded Mr. Shineton who retired from his role as President and CEO on the same date.

Compensation and Benefit Programs

The HR Committee is also responsible for reviewing the design and general competitiveness of the Corporation’s compensation and benefit programs. In addition, the HR Committee assists the Board in its oversight of the funding, investment management and related administration of all of the defined benefit and defined contribution employee retirement plans of the Corporation and its wholly-owned subsidiaries.

Risk Management

The HR Committee reviews and approves the Corporation’s compensation policies and practices, taking into account any risks associated therewith. As further described below, the components of Norbord’s executive compensation program are market standard and include base salary, bonus, long-term incentives in the form of stock options as well as benefits and pension plans.

The Corporation’s compensation policies and practices include important compensation and governance best practices which mitigates risk.

•	AIP awards are linked to a combination of individual performance against annual objectives and corporate financial performance measured by return on capital employed

•	AIP awards have caps for the maximum payout

•	HR Committee annually reviews and determines performance criteria for AIP awards

•	Option awards are guided by pre-established formulae

•	A compensation consultant is used to conduct regular compensation reviews

•	Interests of NEOs are aligned with those of shareholders through share ownership guidelines

•	NEOs are prohibited from hedging their security holdings in the Corporation

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Named Executive Officers

The following five individuals are the Corporation’s Named Executive Officers (NEOs) for the year ended December 31, 2014.

Peter C. Wijnbergen (1987 to present)

President and Chief Executive Officer

Mr. Wijnbergen was appointed President and Chief Executive Officer (CEO) on January 1, 2014. He served as Senior Vice President and Chief Operating Officer from September 2010 to December 2013 and prior thereto held senior leadership positions in operations, strategic planning and sales, marketing and logistics.

Robin E. Lampard (1996 to present)

Senior Vice President and Chief Financial Officer

Ms. Lampard was appointed Senior Vice President (SVP) and Chief Financial Officer (CFO) in February 2008 after being Vice President, Treasurer since 2002. Prior thereto, she held a number of progressively senior finance positions.

Karl R. Morris (1998 to present)

Senior Vice President, Europe

Mr. Morris was appointed Senior Vice President (SVP), European Operations in January 2005 after being Managing Director, European Operations since June 2003. Prior thereto, he was Site Director at Norbord’s South Molton, England mill.

Michael J. Dawson (1990 to present)

Senior Vice President, Sales, Marketing and Logistics

Mr. Dawson is Senior Vice President (SVP), Sales, Marketing and Logistics. Prior to 2008, he held a number of increasingly senior sales positions in both Canada and the United States.

Alan G. McMeekin (1999 to present)

Vice President, Finance and Operations Europe

Mr. McMeekin was appointed Vice President (VP), Finance and Operations Europe in May 2010. Prior thereto, he held senior finance positions in the Corporation’s European operations.

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Executive Compensation Programs and Administration

Through its total compensation program, Norbord aims to attract, retain and motivate highly qualified senior managers. Performance incentives that are tied directly to increases in shareholder value are essential components of the program. In this regard, Norbord believes that compensation for senior management should be driven primarily by performance relative to the established plans and strategy of the business, and not by entitlement or seniority. In addition, as an operating company, Norbord expects its employees to achieve the highest level of performance with regards to protecting employee health and safety and the environment.

In the case of the Corporation’s CEO, these objectives are achieved by maintaining base salary below the median market levels in return for an opportunity to participate at a higher level in the growth in value of the Corporation’s Common Shares under the Corporation’s long-term incentive plans.

Base salaries and short-term incentive targets for the other NEOs are maintained near median market levels against industry benchmarks. The NEOs also participate in the Corporation’s long-term incentive plans.

The main components of compensation for the senior management of the Corporation are:

Compensation Advice and Benchmarking

The Corporation engages Towers Watson from time to time to provide advice on senior management compensation arrangements, including base salary adjustments, annual and long-term incentive target levels, changes to the design of compensation programs, and other miscellaneous compensation issues.

In making compensation decisions, Norbord also considers data published by other leading consulting companies and the US Forest Products Industry Compensation Association (FPICA), of which Norbord is a member.

The Human Resources Committee has the authority to retain independent compensation advisors; however, to date, the Committee believes that the current compensation policies meet the objectives of the compensation philosophy described previously.

In December 2014, Norbord engaged Towers Watson to review the compensation competitiveness of Norbord’s NEOs. Due to the limited number of forest industry peers that are of similar size to Norbord, and recognizing that executive talent can be attracted and retained from a broader range of companies, Towers Watson also surveyed a number of capital intensive companies from the energy services, chemicals, industrial manufacturing, metals and mining, and oil and gas industries with 0.5 times to 2 times Norbord’s revenue. A broader group was used for the UK due to an insufficient number of comparable matches, but the compensation data was adjusted to reflect the scope

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of the NEO responsibilities. The companies included in the analysis are listed below. In addition to this comparative information, Norbord also reviewed industry-specific data obtained from the FPICA and general manufacturing industry data obtained from surveys published by leading consulting companies.

Canadian Forest Products Companies

Ainsworth Lumber Co. Ltd.	Canfor Corp.	Canfor Pulp Products Inc.

Cascade Inc.	Catalyst Paper Corp.	Domtar Corporation

Interfor Corporation	Mercer International Inc.	Resolute Forest Products Inc.

Tembec Inc.	Western Forest Products Inc.	West Fraser Timber Co. Ltd.

Canadian Comparator Companies

Capital Power Corp.	Gaz Metro	IAMGOLD Corp.

Kruger Inc.	MEG Energy Corp.	New Gold Inc.

Penn West	Precision Drilling Corp.	Trans Alta Corp.

UK Comparator Companies

AMEC PLC	Anglo American PLC	BG Group PLC

BP PLC	Centrica PLC	EDF Energy PLC

E.ON UK PLC	GDF Suez (formerly International Power PLC)	Heathrow Airport Holdings

Mondi PLC	National Grid PLC	NSG Group

Rio Tinto Group	Royal Dutch Shell	RWE

Scottish Power Ltd.	Scottish & Southern Energy PLC

As part of its December 2014 review, Towers Watson provided the 25th, 50th and 75th percentiles of the following compensation elements for each NEO:

•	Salary

•	Target bonus (% of salary)

•	Target total cash (TTC = salary + target bonus)

•	Expected value of long-term incentives (LTI) (% of salary)

•	Total direct compensation (TDC = TTC + LTI)

In addition, Towers Watson assisted Norbord in developing base salary and bonus target ranges for each of the NEO positions, and a strategy to move NEOs through these ranges based on their experience and sustained level of performance.

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Compensation Programs

The individual components of senior management compensation and the Human Resources Committee’s approach to each are discussed in the following pages.

1. Base Salary	Pay for role and capability

Base salaries of the Corporation’s senior management are reviewed annually to ensure that they are competitive and reflect the contribution of each individual.

The Corporation believes that base salaries should generally reflect the median level of salaries paid to senior management in similar positions at comparable North American forest products and other manufacturing companies, adjusted for geographic location and size based on sales volumes.

The base salary for the Corporation’s CEO is targeted below the market median so that there is a higher weighting to the long-term incentive plans that are focused on the growth in value of the Corporation’s Common Shares.

The base salaries of other senior management are generally near the market median for their respective roles, with consideration being given to their experience and sustained level of performance.

In January of each year, the CEO and Human Resources Committee review the contribution that each member of senior management has made in delivering key business results. The CEO uses benchmark data and Consumer Price Index forecasts to support salary increases, and considers the Corporation’s affordability when recommending appropriate salary increases to the Human Resources Committee. Typically, the size of the increases for senior management will be within the range of increases adopted for other salaried employees of the Corporation. Larger increases may be recommended for members of senior management who are performing above expectations and/or progressing through their salary ranges.

On January 27, 2015, the Human Resources Committee reviewed market compensation data, including the December 2014 executive compensation data Towers Watson provided to Norbord. Based on the market data and company performance, the Human Resources Committee recommended and the Board approved the increases as reflected in the table below for all NEOs.

Named Executive Officer	Annual Salary at Dec. 31, 2014	Increase	Annual Salary at Apr. 1, 2015
Peter C. Wijnbergen (CEO)	$400,000	9%	$435,000
Robin E. Lampard (CFO)	$325,000	8%	$350,000
Karl R. Morris (SVP)	£179,000	3%	£185,000
Michael J. Dawson (SVP)	$232,000	16%	$270,000
Alan G. McMeekin (VP)	£139,000	3%	£143,000

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2. Bonus	Pay for annual performance against agreed-upon objectives

The Corporation has an Annual Incentive Plan (AIP) that provides a cash incentive for senior management based on corporate and individual performance. The AIP complements Norbord’s practice of compensating senior management at the market median by providing an incentive to execute the annual business plan while striving for longer-term strategic goals.

For the AIP, the Corporation has adopted return on capital employed (ROCE) as its measure of Company performance. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital. ROCE is calculated as Adjusted EBITDA (earnings determined in accordance with IFRS before financial costs, income taxes, depreciation and other unusual or non-recurring items) divided by average Capital Employed during the fiscal year under consideration. ROCE, Adjusted EBITDA and Capital Employed are non-IFRS financial measures and are further defined and discussed in the Corporation’s Management’s Discussion and Analysis dated January 27, 2015. As Norbord operates in a cyclical commodity business, it monitors ROCE over the business cycle as a useful means of comparing the businesses in terms of efficiency of management. The Individual Performance Factor for each plan member is determined by measuring actual performance against previously agreed-upon objectives that contribute to the delivery of the business plan.

The formula for calculating this annual incentive bonus amount for each NEO (excluding the VP, Finance and Operations Europe) is as follows:

Base Salary × Target Award × ( 2⁄3 Company Performance Factor +  1⁄3 Individual Performance Factor)

The VP, Finance and Operations Europe, given his role and focus in Europe, has the following formula based on ROCE for the European operations only:

Base Salary × Target Award × ( 1⁄2 Company Performance Factor +  1⁄2 Individual Performance Factor)

Where:

1.	Base salary equals annual base compensation.

2.	Target awards are expressed as a percentage of base salary. These targets have been established for each individual at approximately the median level of the annual incentive compensation plans administered by other North American forest products and manufacturing companies. The 2014 target for Mr. Wijnbergen as President and CEO was 50% of base salary. For the SVP and CFO, and the SVP, European Operations, the target is 35% of base salary. At the January 27, 2015 meeting, the Board approved an increase in the CFO’s target to 40% of base salary for 2015. For the SVP, Sales, Marketing and Logistics, and VP, Finance and Operations Europe, the target is 30% of base salary. Towers Watson’s 2014 evaluation confirmed that these targets are competitive at the median level with roles in comparable organizations.

3.	The AIP for all of senior management, including the President and CEO, is based on two performance factors:

(a)	Corporate performance based on ROCE where the target ROCE, over the business cycle, is 21% and has a corresponding Company Performance Factor of 1.0. The maximum Company Performance Factor of 3.0 coincides with a ROCE of 30%. There is no Company Performance Factor and no payout, unless otherwise determined by the Board, if the ROCE is 4% or less and/or earnings are negative.

(b)	Individual performance measured against established objectives and including contribution to overall results. Individual performance is measured against a scale of zero to 2.0, where a factor of 1.0 denotes that all key objectives have been met. There is no payout on this Individual Performance Factor alone if the ROCE is 4% or less and/or earnings are negative, unless otherwise determined by the Board. (See page 37 for 2014 accomplishments and performance.)

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ROCE targets and corporate objectives are reviewed by the Human Resources Committee at the beginning of each year. The President and CEO reviews with the Committee the individual performance of senior management and makes recommendations for the approval of incentive awards where warranted.

For fiscal 2014, the Corporation generated earnings of US $26 million and a ROCE of 10% and bonuses were paid out as follows. NEO bonuses were based on the Corporation’s ROCE, except for Mr. McMeekin, whose bonus was based on ROCE for the European operations.

Named Executive Officer	2014 AIP Target as % of Base Salary	2014 Bonus
Peter C. Wijnbergen (CEO)	50%	$160,000
Robin E. Lampard (CFO)	35%	$76,000
Karl R. Morris (SVP)	35%	£40,000
Michael J. Dawson (SVP)	30%	$46,400
Alan G. McMeekin (VP)	30%	£70,473

3. Long-term Incentives	Pay for future performance and retention

The Corporation’s long-term incentive plans for its senior management are as follows.

Stock Option Plan

The Human Resources Committee believes that granting options is an effective way to:

1.	Recognize key employees for their contributions towards achieving corporate performance objectives;

2.	Ensure that senior management is committed to the longer-term interests of the Corporation and its shareholders; and

3.	Attract, retain and motivate employees to achieve corporate success.

The Corporation has had a stock option plan (SOP) since 1991.

The SOP is designed to focus executive attention on the long-term interests of the Corporation and growth in shareholder value. Officers and other employees of the Corporation and its affiliates are eligible to participate in the SOP. Currently, 10 senior executives of the Corporation hold options granted under the SOP. As of December 31, 2014, 1,597,662 Common Shares were issuable under options granted. The table “Securities Authorized for Issuance under Equity Compensation Plans for the Financial Year Ended December 31, 2014,” located on page 42, provides further details.

The number of Common Shares (i) issuable to insiders of the Corporation at any time and (ii) issued to insiders within any one-year period, under the SOP and any other security-based compensation arrangement, cannot exceed 10% of the Corporation’s outstanding Common Shares.

To determine the size of grants, the Human Resources Committee takes into consideration data provided by external consultants on competitive market practices within the Canadian forest products industry and a wider grouping of industrial companies. As a guideline, the size of grants is established as a multiple of base salary divided by the share price at the time of grant. The multiple used in this guideline is three times base salary for the CEO and two times base salary for the four other NEOs. The Human Resources Committee may increase or decrease the size of the option grant based on its view of the relative contributions of plan participants towards meeting corporate objectives.

The exercise price of an option is the closing price of the Corporation’s Common Shares on the TSX on the date of grant, provided that, if such grant is approved during a black-out period, the effective date of the grant will be the first trading day immediately following the expiration of the black-out period and the exercise price will be the closing price of the Corporation’s Common Shares on the TSX on such date.

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Under the terms of the SOP, an option may be exercised for up to 10 years, subject to vesting at the annual rate of 20% per year beginning on the first anniversary of the date of grant. Unless otherwise determined by the Board, an option will expire immediately in the event of resignation or termination of employment with cause, within 90 days of termination of employment without cause, within six months of the death of an optionholder and in accordance with its terms on retirement. If the date on which an option expires occurs during or within 10 days after the last day of a black-out period, the expiry date of the option will be the last day of such 10-day period.

Options may be transferred to the permitted assigns of an optionholder as defined in National Instrument 45-106 (i.e., the spouse of the optionholder; an entity controlled by the optionholder or spouse; a registered retirement savings plan or registered retirement income fund of the optionholder or spouse; or a trustee, custodian or administrator acting on behalf of, or for, the benefit of the optionholder or spouse).

On January 30, 2013, the Board approved a UK Option Sub-Plan to the SOP which provides for options up to £30,000 in value (based on grant price) to receive capital gains tax treatment for each UK option recipient. The UK Option Sub-Plan provides for the issuance of options under the more restricted terms required by HM Revenue and Customs (UK) to qualify the options for such treatment.

At April 6, 2015, the total number of options outstanding under the SOP was 2,109,672 and the total number of Common Shares reserved for issuance under the SOP was 3,082,707, representing 2.5% and 3.6%, respectively, of the Corporation’s Common Shares outstanding at that date.

Stock Option Plan Amendment Process

Shareholder approval is required in respect of any amendment to the SOP that would:

1.	Increase the maximum number of Common Shares issuable under the SOP (other than on a corporate reorganization);

2.	Reduce the exercise price of options to less than the market price of Common Shares on the date of the option grant;

3.	Reduce the exercise price of options for the benefit of an insider of the Corporation;

4.	Extend the expiry date of options for the benefit of an insider of the Corporation;

5.	Increase the maximum number of Common Shares issuable to insiders of the Corporation under the SOP; or

6.	Amend any of the limitations set out in 1 to 5 above.

Except as provided in the preceding list, the Board may amend the SOP as it considers necessary or desirable for the purposes of the Corporation.

With the exception of the foregoing changes, the Board has the discretion to make amendments, which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

1.	Minor changes of a “housekeeping” nature;

2.	Amending options under the plan, including with respect to the option period (provided that the period during which an option is exercisable does not exceed 10 years from the date on which the option is granted and that such option is not held by an insider), vesting period, exercise method and frequency, subscription price (provided that such option is not held by an insider) and method of determining the subscription price, assignability, and effect of termination of a participant’s employment or cessation of the participant’s directorship;

3.	Changing the class of participants who are eligible to participate under the plan;

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4.	Advancing the date on which any option may be exercised, or extending the expiration date of any option, provided that the period during which an option is exercisable does not exceed 10 years from the date on which the option is granted;

5.	Changing the terms and conditions of any financial assistance that may be provided by the Corporation to participants to facilitate the purchase of Common Shares under the plan; and

6.	Adding a cashless exercise feature, payable in cash or securities, whether or not it provides for a full deduction of the number of underlying shares from the plan reserve.

Stock Option Plan Grants

On January 27, 2015, the Board approved the grant of options to purchase an aggregate of 220,000 Common Shares to five NEOs and five other members of senior management of the Corporation at $28.28 per share, being the closing price of the Corporation’s Common Shares on the TSX on January 30, 2015, which is the first trading day following the expiry of the black-out period. Of this aggregate amount, 150,000 options were granted to NEOs as follows:

Named Executive Officer	Number of Options Granted January 30, 2015	Grant Price	Expiry Date
Peter C. Wijnbergen (CEO)	50,000	$28.28	January 30, 2025
Robin E. Lampard (CFO)	25,000	$28.28	January 30, 2025
Karl R. Morris (SVP)	25,000	$28.28	January 30, 2025
Michael J. Dawson (SVP)	25,000	$28.28	January 30, 2025
Alan G. McMeekin (VP)	25,000	$28.28	January 30, 2025

The total number of options granted in 2015 represents 0.3% of the Corporation’s outstanding Common Shares as at April 6, 2015.

Restricted Stock Unit Plan

The Corporation has a Restricted Stock Unit (RSU) Plan to provide designated senior employees of the Corporation, or its subsidiaries, with compensation opportunities that are consistent with shareholder interests. Units credited under this plan vest over three years; i.e., one-third on each of the first, second and third anniversary dates of the award. Holders are credited with additional units as and when dividends are paid on the Corporation’s Common Shares. The value of vested units is determined by multiplying the number of vested units by the closing price of the Corporation’s Common Shares traded on the TSX on the trading day such units vested. Such amount is paid in cash within 30 days of the vesting date. No RSUs were granted to NEOs in respect of 2014.

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Management Deferred Common Share Unit Plan

The Corporation has a Deferred Common Share Unit (DSU) Plan that is designed to focus executive attention on the long-term interests of the Corporation and growth in shareholder value. Through this plan, participants can defer receipt of all or part of their AIP bonus in the form of DSUs and improve their ability to meet the Corporation’s share ownership guidelines (see page 36). A DSU is a unit, equivalent in value to a Common Share, credited by means of a bookkeeping entry in the books of the Corporation. Following the participant’s termination of employment with the Corporation, the participant will be paid in cash the market value of the Common Shares represented by the DSUs.

Participants can elect to take all or part of their AIP bonus in DSUs, issued based on the closing price of the Corporation’s Common Shares on the TSX on the award date, provided that if such date is during a black-out period, the closing price will be as of the first trading day immediately following the expiration of the black-out period.

A Canadian participant may elect to defer all or part of his or her AIP bonus to DSUs in the fiscal year immediately preceding the fiscal year in which such AIP amounts are payable. Once the election is made, it is irrevocable. The plan also allows the Board to grant a discretionary DSU award to senior management without the requirement for the recipient to pre-elect to defer all or part of such discretionary award in DSUs.

Holders of DSUs are allotted additional DSUs as and when dividends are paid on the Corporation’s Common Shares.

No DSUs were granted in 2014 except with respect to the reinvestment of dividends (see page 36 – Named Executive Officer Share Ownership – for management’s DSU balances).

Employee Share Savings Plan

Messrs. Dawson and Wijnbergen and Ms. Lampard participate in the Employee Share Savings Plan (ESSP). The ESSP is only available to Canadian resident employees and, hence, Messrs. Morris and McMeekin are not eligible to participate. Participants may enter the ESSP after one year of service and may contribute up to 10% of their gross salary and bonus to purchase Common Shares through regular salary deductions. As an incentive to invest in the Corporation, Norbord makes a 30% matching contribution on the participant’s first 5% of pay invested per pay period. Participants may withdraw all contributions at any time. During 2014, Mr. Wijnbergen contributed 10% of his salary towards share purchases in the ESSP. Ms. Lampard and Mr. Dawson each contributed 5% of their salaries towards share purchases in the ESSP.

4. Benefits	Investment in employee health and well-being as well as perquisites

In addition to competitive medical, dental and insurance benefits (through a flexible benefits plan), Norbord offers executives an annual health and wellness assessment, a fitness club membership, financial planning assistance and a car allowance.

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5. Pension	Investment in financial security after retirement

All Norbord employees are eligible to participate in one of the Corporation’s pension plans. This benefit is provided because it is a competitive practice in the forest products industry and with other potential employers of key senior executive officers.

Prior to January 2006, all Norbord Canadian salaried employees participated in the Norbord defined benefit (DB) Retirement Annuity Plan (RAP). The Human Resources Committee and management took a proactive approach to managing the ongoing liabilities of this plan and, on January 1, 2006, the RAP was closed to new entrants in favour of a defined contribution (DC) plan design. DC plan provisions were added to the RAP, and existing RAP participants were given the choice to continue to accrue service under the DB provision or to commence accruing under the new DC provision all within the RAP.

Messrs. Dawson and Wijnbergen elected to continue participating in the DB provisions of the RAP. Recognized remuneration for the purposes of determining pension benefits under this plan includes base salary and bonus. The pension benefit is determined as 1.75% multiplied by the best five-year average earnings less 1/70th of the CPP/QPP benefit, multiplied by the number of years of DB pension service (the service under the CPP/QPP benefit is limited to 35 years). DB pension benefits are reduced by 3% per year for retirement earlier than age 65. These pension benefits are payable for life and are guaranteed for a single plan member for five years. Upon death, adjusted payments of 66 2/3% of the benefit continue to the surviving spouse.

Ms. Lampard elected to commence accruing DC benefits within the RAP beginning in January 2006, prior to which she accrued DB entitlements within the RAP. Under the DC provisions, Norbord provides a basic allocation of 4% of pensionable earnings and a matching contribution of up to 3% of pensionable earnings, up to the limits imposed by the Income Tax Act. Ms. Lampard received a matching contribution of 3% in 2014.

Pension benefits that exceed the Income Tax Act limits are paid from a Supplemental Employee Retirement Plan (SERP). Recognized remuneration for the purpose of determining pension benefits under this plan includes base salary only for DB provisions, and base salary plus bonus for the DC provisions. To limit the Corporation’s retirement benefit liability to employees accruing under this plan, a remuneration level of $225,000 has been established as the maximum annual remuneration eligible for pension calculations for the DB plan, and the DC plan is capped at the Income Tax Act limit for company contributions. This maximum is to be reviewed periodically in both general and individual applications.

The Corporation contributes 15% of Messrs. Morris’ and McMeekin’s gross earnings into their Self Invested Pension Plans (SIPPs).

The following table lists the Corporation’s pension plans in which the NEOs participate.

Named Executive Officer	Defined Benefit	DB SERP	Defined Contribution	DC SERP	SIPP
Peter C. Wijnbergen (CEO)	✓	✓
Robin E. Lampard (CFO)	Pre-2006	Pre-2006	Post-2006	Post-2006
Karl R. Morris (SVP)					✓
Michael J. Dawson (SVP)	✓	✓
Alan G. McMeekin (VP)					✓

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Named Executive Officer Share Ownership

In January 2005, in order to motivate management to maximize the long-term value of the Corporation’s assets and business operations, the Board established guidelines for the minimum ownership of Common Shares and/or DSUs of the Corporation. The minimum amount to be invested is two times base salary for the President and CEO, and one times base salary for the other NEOs, based on the acquisition cost of the Common Shares and/or DSUs acquired.

An NEO is encouraged to accumulate the minimum share ownership in a systematic manner over a five-year period following the date of his/her designation as an NEO. An NEO can improve his/her ability to meet the requirement by contributing bonus amounts and acquiring units in the DSU Plan or by acquiring Common Shares through the ESSP.

Share prices of all public companies are subject to market volatility. As a result, NEO share ownership guidelines are based on acquisition cost. In addition, to remove the uncontrollable impact of foreign exchange, share ownership guidelines reflect a “once met, always met” standard. This means that if an NEO has met his or her applicable ownership guideline multiple and subsequent changes in the foreign exchange rate cause the value of his or her ownership to fall below the applicable threshold, the NEO will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the required threshold.

Acquisition Cost

The following table presents the total number of Common Shares of the Corporation and/or DSUs held by each NEO as at December 31, 2014, and the acquisition cost of such Common Shares and DSUs.

Named Executive Officer	NEO Since	Number of Common Shares	Acquisition Cost of Common Shares(1)	Number of DSUs (2)	Acquisition Cost of DSUs(1)	Total Number of Common Shares and DSUs	Total Acquisition Cost of Common Shares and DSUs(1)	Total Acquisition Cost as a Multiple of Salary
Peter C. Wijnbergen (CEO)	2004	23,832	$630,819	2,742	$222,123	26,574	$852,942	2.13	x
Robin E. Lampard (CFO)	2008	19,867	376,602	—	—	19,867	376,602	1.17	x
Karl R. Morris (SVP) (3)	2005	27,230	272,736	—	—	27,230	272,736	0.84	x
Michael J. Dawson (SVP)	2011	12,010	240,385	—	—	12,010	240,385	1.04	x
Alan G. McMeekin (VP) (4)	2014	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Total		82,939	$1,520,542	2,742	$222,123	85,681	$1,742,665

(1)	The acquisition cost of the Common Shares is the market price paid by an NEO upon the acquisition of Common Shares, or the exercise price of Common Shares acquired and held through the exercise of stock options. The acquisition cost of a DSU is the cumulative value of an NEO’s AIP award contributed to the DSU Plan or other DSU amounts approved by the Board, and includes the value of dividends reinvested.
(2)	No DSUs were granted during the year except for the reinvestment of dividends.
(3)	The 2014 average foreign exchange rate used to translate Mr. Morris’ 2014 salary to Canadian dollars is £1 = CAD $1.819 and the fluctuation in the exchange rate caused his translated salary to fall below his total acquisition cost. Mr. Morris met the share ownership requirement in 2012.
(4)	Mr. McMeekin has until December 31, 2019 to reach the threshold.

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Market Value

The following table presents the total number of Common Shares of the Corporation and/or DSUs held by each NEO as at December 31, 2014 and their market value.

Named Executive Officer	NEO Since	Number of Common Shares	Market Value of Common Shares(1)	Number of DSUs	Market Value of DSUs(1)	Total Number of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(1)	Total Market Value as a Multiple of Salary
Peter C. Wijnbergen (CEO)	2004	23,832	$615,581	2,742	$70,826	26,574	$686,406	1.72	x
Robin E. Lampard (CFO)	2008	19,867	513,165	—	—	19,867	513,165	1.60	x
Karl R. Morris (SVP)	2005	27,230	703,351	—	—	27,230	703,351	2.17	x
Michael J. Dawson (SVP)	2011	12,010	310,218	—	—	12,010	310,218	1.34	x
Alan G. McMeekin (VP)(2)	2014	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Total		82,939	$2,142,315	2,742	$70,826	85,681	$2,213,140

(1)	Based on $25.83, the Corporation’s December 31, 2014 closing price on the TSX.
(2)	Mr. McMeekin has until December 31, 2019 to reach the threshold.

Performance and Compensation of President and Chief Executive Officer

Norbord’s CEO base salary is reviewed annually and is set below the median level for comparable companies. The CEO’s below-market median base salary is offset by an opportunity to participate at a higher level in the growth in value of the Corporation’s Common Shares through participation in the Corporation’s long-term incentive plans.

Norbord’s CEO participates in the Norbord AIP. Mr. Wijnbergen’s target award was 50% of annual base salary. The AIP is payable based two-thirds on a ROCE calculation and one-third on the fulfillment of established individual performance criteria. These individual performance criteria include:

•	The leadership of the organization in meeting annual objectives;

•	The strategic positioning of the Corporation for profitable future growth and success; and

•	The management of succession plans to provide continuity of senior management, including that of the CEO.

The Human Resources Committee assessed Mr. Wijnbergen’s overall performance against the following previously agreed-upon 2014 financial goals and strategic objectives, and in consideration of how the Corporation had been positioned to benefit from the housing recoveries in its key markets.

The following table is presented in US dollars, the Corporation’s functional and presentation currency.

Financial Goal		2014 Accomplishments
1.	Generate cash.	•	Achieved adjusted EBITDA of $90 million and ROCE of 10%.

		•	Generated $24 million of Margin Improvement Program (MIP) gains across the Corporation.

		•	Increased European particleboard and MDF panel shipment volume by 7% and 5%, respectively, benefiting from higher prices and richer product mix.

		•	Continued to manage operating working capital at minimal levels.

2.	Protect the balance sheet.	•	Ended the year with unutilized liquidity of $367 million (including $25 million in cash and cash equivalents), net debt to capitalization on a book basis of 51% and tangible net worth of $404 million.

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Strategic Priority		2014 Performance
1.	Develop a world-class safety culture.	•	Equaled best-ever safety performance with an Occupational Safety and Health Administration (OSHA) recordable rate of 0.74.

		•	Completed OSHA recordable injury-free year at four mills (Genk, Belgium; Inverness, Scotland; South Molton, England; and Nacogdoches, Texas).

		•	Four mills reached greater than one million hours without a lost-time injury. South Molton, England mill reached one million hours without a recordable incident.

		•	Received 2013 Safest Company Award from APA–The Engineered Wood Association.

2.	Pursue growth in OSB.	•	Increased production volume at North American and European panel mills by 6% over 2013.

		•	Set annual production records at six of 11 operating mills: Bemidji, Minnesota; Joanna, South Carolina; La Sarre, Quebec; Genk, Belgium; Cowie and Inverness, Scotland mills.

		•	Agreed to merger with Ainsworth to create a leading global wood products company focused on OSB across North America, Europe and Asia, with total OSB capacity of approximately 7.7 Bsf (3/8-inch basis).

		•	Progressed planning for potential European OSB capacity expansion.

3.	Own high-quality assets with low-cost positions.	•	Completed second year of capital reinvestment strategy, focused on improving productivity and reducing manufacturing costs. Key projects included the rebuild of the wood-handling end at the Joanna, South Carolina mill, the fines screening project at the Cordele, Georgia mill, and the dryer upgrade at the Cowie, Scotland particleboard mill.

		•	Continued preliminary work to rebuild the press line and prepare the Huguley, Alabama mill for a future restart.

4.	Maintain a margin-focused operating culture.	•	Generated $24 million in MIP gains across the Corporation from improved productivity, lower raw material usages, a richer value-added product mix and reduced labour costs. Paybacks on recent capital investments also contributed to MIP this year.

5.	Focus on growth customers.	•	Increased shipments of North American value-added products by 8%.

		•	Increased OSB shipments to key UK and German customers by 11%.

6.	Allocate capital with discipline.	•	Invested $77 million in capital projects to enhance the Corporation’s earnings potential.

		•	Declared quarterly dividends of CAD $0.60 per share totalling $116 million in 2014 under the Company’s variable dividend policy.

		•	Announced reset of dividend to CAD $0.25 per share starting in the first quarter of 2015 to take into account growth and other capital investment opportunities, and to maintain flexibility in the Company’s capital structure.

7.	Succession.	•	Mr. Wijnbergen was appointed President and CEO effective January 1, 2014, succeeding Mr. Shineton upon his retirement.

		•	Succession planning and development for senior managers was completed during the year and reviewed with the Board.

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The Board credited Mr. Wijnbergen and senior management with the financial and operational performance delivered in 2014.

Mr. Shineton stepped down as President and CEO on January 1, 2014 and Mr. Wijnbergen was appointed President and CEO effective the same day. Mr. Shineton remained employed by Norbord for a transition period until January 29, 2014, at which point he retired and was named Vice Chair of the Board.

In 2014, the Board approved a 25% increase in Mr. Wijnbergen’s salary from $320,000 to $400,000 and, in 2015, a 9% increase to $435,000.

Performance and Compensation of Other Named Executive Officers

Each year, the CEO reviews with the Human Resources Committee the performance of each of his direct reports, and recommends changes to their compensation as warranted. On January 27, 2015, based on the recommendations of the CEO, the Board approved increases to base salaries and approved bonus awards and stock option grants for the remaining NEOs (NEO disclosure begins on page 29 of this Circular).

Performance Graph

The following graph assumes that $100 was invested on December 31, 2009 in Norbord’s Common Shares, the S&P/TSX Composite Index and the S&P/TSX Materials Index, respectively. The computations assume that all dividends are reinvested on the dividend payment date. No dividends were paid by the Corporation from December 31, 2008 to the first quarter of 2013.

Five-Year Cumulative Total Return on $100 Investment

Assuming Reinvestment of Dividends

December 31, 2009 – December 31, 2014

NEO compensation has increased over the five-year period ended December 31, 2014 primarily as a result of their achievement of the Corporation’s business objectives. The Human Resources Committee considers a number of factors and performance elements when determining compensation for senior management, including shareholder return. The at-risk components of executive pay consist of (a) the annual incentive bonus, which is based on the Corporation’s performance (measured through ROCE) as well as individual performance factors based on pre-determined business objectives, and (b) stock options, which are directly correlated to the share price and are therefore aligned with shareholder returns. In 2007 to 2009 and in 2011, market conditions affected Norbord’s profitability and impacted the Corporation’s stock performance such that no annual incentive bonus payouts were

NORBORD MANAGEMENT PROXY CIRCULAR	40

made to NEOs during those years. During this five-year period, compensation also increased due to special awards granted and salary increases for new executive appointments, including Mr. Wijnbergen as our Chief Operating Officer in 2010 and our Chief Executive Officer in 2014, and changes in the constitution of the NEO group. As Messrs. Morris and McMeekin are located in the United Kingdom, foreign exchange fluctuations have contributed to rises in the Canadian Dollar equivalent of their British Pound based salaries.

Compensation Information

Summary Compensation Table

The following table contains the compensation awarded to, earned by, paid to, or payable to, each NEO in 2014, 2013 and 2012. Total compensation earned by the NEOs in 2014 represented 0.2% of the Corporation’s cost of sales and general and administrative expenses and 9.8% of earnings.

Name and Principal Position	Year	Salary	Share- based Awards	Option- based Awards(1)	Non-equity Incentive Plan Compensation(2)	Pension Value(3)	All Other Compensation(4)	Total Compensation
Peter C. Wijnbergen President and CEO	2014	$400,000	—	$240,000	$160,000	$31,058	$57,801	$888,859
	2013	$317,500	—	$117,300	$280,000	$30,404	$36,136	$781,340
	2012	$310,000	—	$185,625	$224,753	$29,112	$31,015	$780,505

Robin E. Lampard Senior Vice President and CFO	2014	$321,250	—	$48,000	$76,000	$24,930	$32,734	$502,914
	2013	$302,500	—	$117,300	$271,250	$24,270	$35,692	$751,012
	2012	$280,000	—	$185,625	$225,080	$19,600	$30,553	$740,858

Karl R. Morris(5)	2014	$323,760	—	$48,000	$72,761	—	$114,487	$559,008
Senior Vice President, Europe	2013	$279,957	—	$120,242	$240,146	—	$95,653	$735,998
	2012	$269,280	—	$185,625	$213,674	—	$63,478	$732,057

Michael J. Dawson	2014	$230,750	—	$36,000	$46,400	$36,929	$29,814	$379,893
Senior Vice President, Sales, Marketing and Logistics	2013	$225,250	—	$87,975	$167,980	$35,390	$29,627	$546,222
	2012	$220,000	—	$144,375	$170,160	$32,697	$25,215	$592,447

Alan G. McMeekin(5)	2014	$249,613	—	$36,000	$128,193	—	$78,583	$492,389
Vice President, Finance and Operations Europe	2013	$211,076	—	$46,930	$113,256	—	$74,152	$445,414
	2012	$195,622	—	$103,125	$158,400	—	$61,922	$519,069

(1)	Although the Human Resources Committee makes option award decisions based on their nominal value, the amounts in this column represent the value of options issued on the date of grant derived by applying the Black-Scholes option pricing model discounted at 25% to reflect Norbord-specific share price assumptions, and the five-year vesting provisions of the SOP.
(2)	Amounts in this column represent AIP awards earned in 2014.
(3)	Amounts in this column include the service costs for both the RAP and the SERP, and the Corporation’s basic and matching contributions under the DC provisions of these plans.
(4)	Amounts under “All Other Compensation” include (a) ESSP matching contributions paid, where applicable, by the Corporation to an NEO of 30% on the first 5% of an NEO’s base salary and bonus contributed; (b) the Corporation’s 2014 contributions to Messrs. Morris’ and McMeekin’s Self Invested Personal Pension of $90,257 and $56,816, respectively; (c) the value of perquisites for the NEOs, which include an annual health assessment, fitness club membership and car allowance. Car allowances represent 41% (median) of the perquisites for each NEO.
(5)	The 2014 average foreign exchange rate used to convert Messrs. Morris’ and McMeekin’s compensation from Pounds Sterling to CAD $ is £1 = CAD $1.819.

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Option-based and Share-based Awards

Incentive Plan Awards

The following table provides information on all outstanding options, RSUs and DSUs awarded to each NEO, including the value of unexercised in-the-money options as at December 31, 2014.

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price(1)	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Number of Shares or Units of Shares That Have Not Vested (RSUs)	Market or Payout Value of Share- based Awards That Have Not Vested (RSUs)(3)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed (DSUs)(3)
Peter C. Wijnbergen	2,240	$97.70	January 27, 2015	—	—	—	$70,808
President and CEO	3,510	$111.30	January 31, 2016	—
	8,400	$91.60	February 14, 2017	—
	10,000	$60.90	February 5, 2018	—
	40,000	$6.50	February 3, 2019	$773,200
	12,000	$18.21	February 2, 2020	$91,440
	28,000	$14.93	February 1, 2021	$305,200
	90,000	$9.96	January 31, 2022	$1,428,300
	20,000	$30.70	February 4, 2023	—
	100,000	$30.41	February 3, 2024	—

Robin E. Lampard	1,400	$97.70	January 27, 2015	—	—	—	—
Senior Vice President and CFO	1,400	$111.30	January 31, 2016	—
	2,000	$91.60	February 14, 2017	—
	7,080	$60.90	February 5, 2018	—
	65,000	$18.21	February 2, 2020	$495,300
	70,000	$14.93	February 1, 2021	$763,000
	80,000	$9.96	January 31, 2022	$1,269,600
	20,000	$30.70	February 4, 2023	—
	20,000	$30.41	February 3, 2024	—

Karl R. Morris	2,800	$97.70	January 27, 2015	—	—	—	—
Senior Vice President, Europe	3,510	$111.30	January 31, 2016	—
	5,000	$91.60	February 14, 2017	—
	7,080	$60.90	February 5, 2018	—
	40,000	$18.21	February 2, 2020	$304,800
	60,000	$14.93	February 1, 2021	$654,000
	90,000	$9.96	January 31, 2022	$1,428,300
	18,470	$30.70	February 4, 2023	—
	1,516	$31.06	February 12, 2023	—
	20,000	$30.41	February 3, 2024	—

Michael J. Dawson	350	$97.70	January 27, 2015	—	—	—	—
Senior Vice President, Sales, Marketing and Logistics	2,770	$60.90	February 5, 2018	—
	5,000	$18.21	February 2, 2020	$38,100
	20,000	$14.93	February 1, 2021	$218,000
	42,000	$9.96	January 31, 2022	$666,540
	15,000	$30.70	February 4, 2023	—
	15,000	$30.41	February 3, 2024	—

Alan G. McMeekin	550	$97.70	January 26, 2015	—	—	—	—
Vice President, Finance and Operations Europe	25,000	$18.21	February 2, 2020	$190,500
	20,000	$14.93	February 1, 2021	$218,000
	30,000	$9.96	January 31, 2022	$476,100
	5,970	$30.70	February 4, 2023	—
	1,516	$31.06	February 12, 2023	—
	15,000	$30.41	February 3, 2024	—

(1)	The exercise price reflects reductions due to special dividends paid by the Corporation on May 20, 2005 and July 14, 2006.
(2)	Amounts in this column represent the difference between the closing price of the Corporation’s Common Shares on the TSX on December 31, 2014 of $25.83, and the exercise price of the option multiplied by the number of unexercised options (both vested and unvested) at December 31, 2014.
(3)	Amounts in this column represent the number of DSUs (including dividend units) multiplied by the closing price of the Corporation’s Common Shares on the TSX on December 31, 2014 of $25.83.

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Incentive Plan Awards – Value Vested or Earned during the Year

The following table shows the value of all incentive plan awards vested or earned for each NEO in 2014.

Name	Option-based Awards – Value Vested during the Year(1)	Share-based Awards – Value Vested during the Year(2)	Non-equity Incentive Plan Compensation – Value Earned during the Year (3)
Peter C. Wijnbergen	—	—	$160,000
President and CEO

Robin E. Lampard	—	—	$76,000
Senior Vice President and CFO

Karl R. Morris(4)	—	—	$72,761
Senior Vice President, Europe

Michael J. Dawson	—	—	$46,400
Senior Vice President, Sales, Marketing and Logistics

Alan G. McMeekin(4)	—	—	$128,193
Vice President, Finance and Operations Europe

(1)	No option-based awards vested in 2014 due to accelerated vesting in 2013. Remaining options will vest as per original vesting schedule.
(2)	No DSUs were granted in 2014 except for the reinvestment of dividends.
(3)	The amounts in this column comprise AIP cash bonuses.
(4)	The 2014 average foreign exchange rate used to convert Messrs. Morris’ and McMeekin’s compensation from Pounds Sterling to CAD $ is £1 = CAD $1.819.

Securities Authorized for Issuance under Equity Compensation Plans for the Financial Year Ended December 31, 2014

	Number of Securities to Be Issued upon Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	1,597,662	(1)	$26.81	1,510,470	(1)
Equity compensation plans not approved by securityholders	n/a		n/a	n/a

Total	1,597,662	(1)	$26.81	1,510,470	(1)

(1)	These amounts each represent approximately 3% of the Corporation’s outstanding Common Shares at December 31, 2014.

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Pension Plan Benefits

Defined Benefit Plan Table

The following table describes the value of DB pension plan arrangements for each NEO.

		Annual Benefits Payable(1)
Name	Years of Credited Service at Dec. 31, 2014(2)	Accrued Lifetime Pension at Dec. 31, 2014	Projected Lifetime Pension at Retirement Date	Accrued Liability at Dec. 31, 2013	Total Compensatory Change(3)	Non- compensatory Change	Accrued Liability at Dec. 31, 2014
Peter C. Wijnbergen	28	$104,255	$153,223	$855,059	$31,058	$299,776	$1,183,893
President and CEO

Robin E. Lampard(4)	10	$41,820	$41,820	$297,856	—	$119,482	$417,338
Senior Vice President and CFO

Michael J. Dawson	18	$66,390	$94,276	$625,733	$36,929	$180,670	$843,332
Senior Vice President, Sales, Marketing and Logistics

(1)	Assumptions - Accrued Liabilities:

	Discount Rate:	4.80% per annum as of December 31, 2013, and 3.90% per annum as of December 31, 2014

	Lump Sum Rate (RAP only):	3.80% per annum as of December 31, 2013, and 3.15% per annum as of December 31, 2014

	Increase in pensionable earnings:	3.00% per annum as of December 31, 2013, and as of December 31, 2014

	General Wage Growth (increases in YMPE and CRA maximum pension):	2.75% per annum as of December 31, 2013, and 2.50% per annum as of December 31, 2014

	Mortality Table:	December 31, 2013: 90% of 1994 Uninsured Pensioner Table rates with generational improvement using 100% of scale AA until 2013 and 150% of scale AA thereafter
December 31, 2014: 95% of the rates of the Private Sector Canadian Pensioners Mortality Table (CPM2014Priv) with future improvements based on CPM-B projection scale

	Lump Sum Election Rate (RAP only):	50% on retirements and terminations

	Lump Sum Mortality Table:	December 31, 2013: 1994 Uninsured Pensioner Table rates with generational improvement using 100% of scale AA
December 31, 2014: 2014 Canadian Pensioner Mortality Table (CPM2014) combined with the mortality improvement scale CPM-B

Assumptions - Estimated Annual Benefit:

	Salary Scale:	For benefits accrued at Normal Retirement Date, we assumed members will continue to earn 2014 base earnings and 100% of target bonuses until retirement.

	CRA maximum pension:	2015 maximum pension of $2,818.89 per year of service projected using 2.50% per annum to pension commencement

	Normal Retirement Date:	The later of age 65 and December 31, 2014

(2)	These amounts represent years of credited service in the RAP.
(3)	These amounts represent additional pension accrual related to 2014 service, changes in earnings, and plan changes for both the RAP and SERP.
(4)	Ms. Lampard ceased participating in the DB provisions of the RAP and commenced accruing under the DC provisions effective January 1, 2006. Her service in the DB plan is frozen at 10 years.

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Defined Contribution Plans Table

The following table shows the value of investments held by the NEOs participating in the Corporation’s DC pension plans. Since Messrs. Morris and McMeekin participate in a Self-Invested Personal Pension, the amount contributed by the Corporation is not reflected below but is included in the summary compensation table under “All Other Compensation” on page 40 of this Circular.

Name	Accumulated Value at Dec. 31, 2013	Total Compensatory Change(1)	Accumulated Value at Dec. 31, 2014
Peter C. Wijnbergen(2)	$115,328	—	$130,562
President and CEO

Robin E. Lampard(3)	$475,973	$24,930	$568,898
Senior Vice President and CFO

Michael J. Dawson(2)	$159,265	—	$174,418
Senior Vice President, Sales, Marketing and Logistics

(1)	These amounts represent employer contributions to the Corporation’s DC pension plans.
(2)	Messrs. Wijnbergen and Dawson participate in a flex component of the RAP on a voluntary basis within prescribed limits. Flex contributions are deposited in a separate DC account and enable participants to enhance their RAP DB on retirement.
(3)	Ms. Lampard, as a member accruing benefits under the DC provisions of the RAP, is no longer eligible to contribute to the flex component of the RAP but has outstanding balances from her participation prior to 2006 that are included in the table.

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Termination and Change of Control Provisions

Other than as set out below, there are no employment contracts between any of the NEOs and the Corporation that have change of control or termination provisions.

The following table provides a summary of the treatment, unless otherwise determined by the Human Resources Committee, under each long-term incentive plan for different changes in employment status.

Long-term Incentive Plan	Retirement	Death	Resignation/Termination	Change of Control
Stock Options	Vested and unvested options continue for the term of the option.	Six months to exercise vested options.	If employment is terminated without cause, 90 days after termination date to exercise vested options or options that become vested during that period. Otherwise, vested and unvested options are forfeited.	The Board may in its discretion determine the manner in which all unexercised options granted under the SOP will be treated, including accelerating the vesting of options.

DSUs	Vested DSUs and 50% of unvested DSUs to be redeemed with timing of payment at participant’s election.	Unvested DSUs vest immediately and all DSUs to be redeemed with timing of payment at beneficiary’s election.	Vested DSUs and 50% of unvested DSUs to be redeemed with timing of payment at participant’s election.	The Board may make reasonable and appropriate adjustments with respect to DSUs to preserve the intended benefits of the participants, in order to adjust for the effect of a change of control.

RSUs	The unvested RSUs continue to be governed by the Plan.	The Human Resources Committee will determine whether all unvested Units will become fully vested or immediately expire and terminate.	Unvested RSUs immediately expire.	Unless otherwise determined by the Human Resources Committee in the event of a sale of assets or other reorganization, the Unvested RSUs will immediately expire and terminate.

NORBORD MANAGEMENT PROXY CIRCULAR	46

Section V – Director Compensation

Non-employee Director Compensation

The following section reflects compensation for all non-employee Directors. As Mr. Wijnbergen was an employee of the Corporation in 2014, he did not receive compensation for his role on the Board. See page 40 for Mr. Wijnbergen’s compensation as President and CEO.

The Corporate Governance and Nominating Committee is responsible for recommending compensation for the Corporation’s Directors. In reviewing the adequacy and form of compensation and benefits, the Committee seeks to ensure that the compensation reflects the responsibilities and risks involved in being a Director of the Corporation and aligns the interests of the Directors with the best interests of the Corporation’s stakeholders.

Non-employee Director compensation is comprised of Director fees and discretionary DSU awards. The Committee reviews Director compensation every two years and analyzes general surveys of the year-over-year practices of Director compensation. On January 29, 2014, the Committee reviewed Director compensation and approved an additional annual fee of $95,000 for the Vice Chair role, to which Mr. Shineton was appointed effective the same day. The Vice Chair fee was set at this amount primarily due to the additional time required of Mr. Shineton for his work in assisting with succession planning and strategic projects. No other changes were made to annual fees. The next bi-annual review will be in 2016.

The Corporation does not have any pension or other retirement plans for its Directors.

Non-employee Director Fees

Each Director who is not an employee of the Corporation is entitled to an annual retainer of $55,000. The Chair of the Board receives an additional annual fee of $60,000. Commencing January 29, 2014, the Vice Chair of the Board receives an additional annual fee of $95,000. The Chair of the Audit Committee receives an additional annual fee of $10,000. The Chair of each other Board committee receives an additional annual fee of $5,000. No fees are payable for committee membership or meeting attendance.

In December 2014, the Board approved an additional fee of $30,000 to be paid to each of Ms. Cohen and Messrs. Kirchmann and Wallace, and an additional $60,000 to Mr. Dupuis, as Chair, for their work on the Independent Committee in 2014.

Directors are reimbursed for any travel expenses they incur while attending Board and committee meetings.

Deferred Share Unit Plan for Non-employee Directors

The Corporation adopted a DSU Plan for non-employee Directors. Under this plan, Directors of the Corporation who are not officers or employees of the Corporation or its affiliates may elect to take a percentage of their annual Director fees in the form of DSUs. Elections must be received by the Secretary of the Corporation in the fiscal year preceding the fiscal year in which such fees are earned. The number of DSUs allocated is determined by dividing the amount of Directors’ fees to be deferred by the fair market value of a Common Share of the Corporation on the third business day following the next release of the Corporation’s quarterly or annual results. In addition, a Director who holds DSUs is credited with additional DSUs as and when cash dividends are paid on the Corporation’s Common Shares. DSUs are paid out in cash to Directors when they step down from the Board in accordance with the terms of the DSU Plan.

The Corporation may at any time grant a discretionary award, payable in DSUs only, to an eligible Director, regardless of whether he or she has elected during the year of the grant to receive Director fees in DSUs. No discretionary DSUs were awarded in 2014.

NORBORD MANAGEMENT PROXY CIRCULAR	47

Non-employee Director Compensation Table

The following table shows the amounts earned by non-employee Directors for the year ended December 31, 2014.

Name	Fees Earned(1)	Share- based Awards	Option- based Awards	Non-equity Incentive Plan Compensation	Pension Value	All Other Compensation(2)	Total(3)
Jack L. Cockwell	$56,250	—	—	—	—	—	$56,250
Dian N. Cohen(4)	95,000	—	—	—	—	—	95,000
Pierre Dupuis	125,000	—	—	—	—	—	125,000
Dominic Gammiero(4)	13,750	—	—	—	—	—	13,750
Jon S. Haick(4)	58,750	—	—	—	—	—	58,750
Robert J. Harding(4)	115,000	—	—	—	—	—	115,000
Neville W. Kirchmann(4)	85,000	—	—	—	—	—	85,000
J. Barrie Shineton	150,000	—	—	—	—	$95,099	245,099
Denis A. Turcotte	55,000	—	—	—	—	—	55,000
James D. Wallace(4)	85,000	—	—	—	—	—	85,000

Total	$838,750	—	—	—	—	$95,099	$933,849

(1)	These amounts include an additional $30,000 paid to each of Ms. Cohen and Messrs. Kirchmann and Wallace and an additional $60,000 to Mr. Dupuis (Chair) for their work on the Independent Committee during 2014.
(2)	Amounts in this column represent the employment-related income for Mr. Shineton for the month of January 2014 including accrued vacation payout.
(3)	Directors’ fees earned during 2014 by Messrs. Cockwell and Haick were paid directly to Brookfield. Messrs. Harding and Shineton elected to receive 100% of their fees in cash. Mr. Dupuis elected to receive his fees 75% in cash and 25% in DSUs. Messrs. Kirchmann and Turcotte elected to receive their fees 50% in cash and 50% in DSUs. Ms. Cohen and Mr. Wallace elected to receive their fees 100% in DSUs.
(4)	Mr. Gammiero ceased to be a Director on May 2, 2014. Ms. Cohen resigned from the Board on February 3, 2015. Messrs. Haick, Harding, Kirchmann and Wallace ceased to be Directors on March 31, 2015, the effective date of the Norbord/Ainsworth merger.

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Non-employee Director Option-based and Share-based Awards

The Board ceased granting stock options to non-employee Directors in January 2003. As at December 31, 2014, Mr. Shineton held options, RSUs and DSUs which were granted to him while serving as President and CEO of the Corporation. The following table provides information on all options, RSUs and DSUs held by each non-employee Director that were outstanding on December 31, 2014.

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price(1)	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Number of Shares or Units of Shares That Have Not Vested (RSUs)	Market or Payout Value of Share- based Awards That Have Not Vested (RSUs)(3)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed (DSUs)(3)
J. Barrie Shineton	10,000	$97.70	January 27, 2015	—	37,674	$973,119	$727,248
	15,000	$111.30	January 31, 2016	—
	40,000	$91.60	February 14, 2017	—
	40,000	$60.90	February 5, 2018	—
	80,000	$14.93	February 1, 2021	$872,000
Dian N. Cohen(4)	—	—	—	—	—	—	$1,085,145
Pierre Dupuis	—	—	—	—	—	—	$715,362
Neville W. Kirchmann(4)	—	—	—	—	—	—	$846,065
Denis A. Turcotte	—	—	—	—	—	—	$87,331
James D. Wallace(4)	—	—	—	—	—	—	$202,034

(1)	The exercise price reflects reductions due to special dividends paid by the Corporation on May 20, 2005 and July 14, 2006.
(2)	Amounts in this column represent the difference between the closing price of the Corporation’s Common Shares on the TSX on December 31, 2014 of $25.83, and the exercise price of the option multiplied by the number of unexercised options (both vested and unvested) at December 31, 2014.
(3)	Amounts in this column represent the number of RSUs or DSUs (including dividend units) multiplied by the closing price of the Corporation’s Common Shares on the TSX on December 31, 2014 of $25.83.
(4)	Ms. Cohen resigned from the Board on February 3, 2015 and redeemed her DSUs effective the same day. Messrs. Kirchmann and Wallace ceased to be Directors on March 31, 2015, the effective date of the Norbord/Ainsworth merger.

Non-employee Director Incentive Plan Awards – Value Vested or Earned during the Year

The following table shows the value of all DSUs and RSUs vested or earned by non-employee Directors in 2014. Mr. Shineton is the only Director who holds RSUs.

Name	Option-based Awards – Value Vested during the Year	Share-based Awards – Value Vested during the Year(1)	Non-equity Incentive Plan Compensation – Value Earned during the Year
J. Barrie Shineton	—	$767,598	—
Dian N. Cohen	—	$95,000	—
Pierre Dupuis	—	$31,250	—
Neville W. Kirchmann	—	$42,500	—
Denis A. Turcotte	—	$27,500	—
James D. Wallace	—	$85,000	—

(1)	25,182 of Mr. Shineton’s RSUs vested in 2014. All other amounts represent Director fees received as DSUs during 2014 valued as at the vesting date. DSUs granted to non-employee Directors vest immediately although the non-employee Directors are not entitled to receive any payment in respect of the value of their DSUs until they cease to be a Director.

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Non-employee Director Share Ownership

The Board requires each non-employee Director to own, directly or indirectly, Common Shares or DSUs equal in value to at least three times the annual Board retainer fee ($165,000), based on the acquisition cost of the Common Shares or DSUs held. New Directors have five years from the date of joining the Board to achieve this minimum share ownership requirement. Directors are encouraged to accumulate the minimum share ownership in a systematic manner over the five-year accumulation period. All of the Directors meet the share ownership requirement with the exception of Mr. Turcotte who has until April 27, 2017 to reach the Director share ownership threshold. Messrs. Cockwell and Gordon represent the Corporation’s principal shareholder, Brookfield, and as such, their fees are directly paid to Brookfield and they are exempt from the share ownership requirement. As discussed in greater detail under “Deferred Share Unit Plan for Non-employee Directors” on page 46, non-employee Directors may elect to take all or part of their annual Director fees in DSUs.

Acquisition Cost

The following table presents the total number of Common Shares and DSUs of the Corporation held by each non-employee Director as at December 31, 2014, and the acquisition cost of such Common Shares and DSUs.

Name	Director Since	Number of Common Shares	Acquisition Cost of Common Shares(1)	Number of DSUs	Acquisition Cost of DSUs(1)		Total Number of Common Shares and DSUs	Total Acquisition Cost of Common Shares and DSUs(1)	Total Acquisition Cost as a Multiple of Annual Board Retainer Fee
Jack L. Cockwell(3)	1987	24,128	$457,035	n/a	$	n/a	24,128	$457,035	8.3	x
Pierre Dupuis	1995	1,096	60,639	27,695		452,657	28,791	513,296	9.3	x
Paul E. Gagné(2)	2015	n/a	n/a	n/a		n/a	n/a	n/a	n/a
J. Peter Gordon(2)(3)	2015	n/a	n/a	n/a		n/a	n/a	n/a	n/a
Paul A. Houston(2)	2015	n/a	n/a	n/a		n/a	n/a	n/a	n/a
J. Barrie Shineton	2004	26,404	426,656	28,155		2,347,725	54,559	2,774,381	50.4	x
Denis A. Turcotte	2012	—	—	3,381		86,968	3,381	86,968	1.6	x

Total		51,628	$944,330	59,231		$2,887,350	110,859	$3,831,680

(1)	The acquisition cost of the Common Shares is the market price paid by a Director upon the acquisition of Common Shares, or the exercise price of Common Shares acquired through the exercise of stock options. The acquisition cost of a DSU is the cumulative value of a Director’s fees contributed to the DSU Plan, or other non-employee Director DSU amounts approved by the Board, and includes the dividends reinvested.
(2)	Messrs. Gagné, Gordon and Houston became Directors on March 31, 2015, the effective date of the Norbord/Ainsworth merger.
(3)	Messrs. Cockwell and Gordon represent the Corporation’s principal shareholder, Brookfield, and as such their fees are directly paid to Brookfield and they are exempt from the share ownership requirement.

NORBORD MANAGEMENT PROXY CIRCULAR	50

Market Value

The following table presents the total number of Common Shares and DSUs held by each Director at December 31, 2014 and their market value.

Name	Director Since	Number of Common Shares	Market Value of Common Shares(1)	Number of DSUs	Market Value of DSUs(1)	Total Number of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(1)	Total Market Value as a Multiple of Annual Board Retainer Fee
Jack L. Cockwell(3)	1987	24,128	$623,226	–	$–	24,128	$623,226	11.3	x
Pierre Dupuis	1995	1,096	28,310	27,695	715,362	28,791	743,672	13.5	x
Paul E. Gagné(2)	2015	n/a	n/a	n/a	n/a	n/a	n/a	n/a
J. Peter Gordon(2)(3)	2015	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paul A. Houston(2)	2015	n/a	n/a	n/a	n/a	n/a	n/a	n/a
J. Barrie Shineton	2004	26,404	682,015	28,155	727,244	54,559	1,409,259	25.6	x
Denis A. Turcotte	2012	—	—	3,381	87,331	3,381	87,331	1.6	x

Total		51,628	$1,333,551	59,231	$1,529,937	110,859	$2,863,488

(1)	Based on $25.83, the Corporation’s December 31, 2014 closing price on the TSX.
(2)	Messrs. Gagné, Gordon and Houston became Directors on March 31, 2015, the effective date of the Norbord/Ainsworth merger.
(3)	Messrs. Cockwell and Gordon represent the Corporation’s principal shareholder, Brookfield, and as such their fees are directly paid to Brookfield and they are exempt from the share ownership requirement.

Indebtedness of Directors and Executive Officers

There is no outstanding indebtedness to the Corporation or any of its subsidiaries by any of its current or former Directors, executive officers or employees. The Corporation’s policy is not to make any loans to Directors, executive officers or employees.

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Section VI – Corporate Governance

Corporate Governance Practices

Norbord is committed to following sound corporate governance policies and practices to ensure that the interests of our stakeholders, including our shareholders, employees, creditors and the communities in which we operate, are continuously maintained.

Role of Board of Directors

The Board of Directors is responsible for overseeing the management of Norbord’s affairs directly and through its Committees. At all times, the Board intends to act in the best interests of Norbord.

Among its principal responsibilities, the Board:

•	Reviews and approves Norbord’s overall business strategy and its annual business plan;

•	Reviews the risks and alternatives in Norbord’s business to ensure that appropriate systems or plans are in place to manage these risks;

•	Reviews and approves strategic initiatives and capital investment plans to ensure that Norbord’s proposed actions are consistent with stakeholders’ reasonable objectives and expectations;

•	Appoints the Chief Executive Officer (CEO) and approves the appointment of senior management;

•	Establishes a compensation plan for the CEO and approves the compensation of senior management;

•	Assesses management’s performance against approved business plans and key industry performance indicators;

•	Reviews succession and development plans for senior management;

•	Reviews and approves disclosure controls and procedures, internal controls and procedures for financial reporting, and compliance with the Code of Business Conduct intended to ensure integrity within Norbord;

•	Approves Norbord’s financial reports to shareholders;

•	Sets the Corporation’s dividend policy and approves dividend payments, when appropriate;

•	Ensures the effective operation of the Board and its Committees;

•	Ensures policies and processes are in place to address key business issues of the Corporation, including financial, environment, health and safety, business conduct, pension management and communications; and

•	Approves significant and material issues. In addition to those matters that must, by law, be approved by the Board, Norbord’s Board also must approve:

•	Any capital disposition or expenditure in excess of $3 million and any cost overrun on any project in excess of $2 million;

•	Any new third-party loan agreement or guarantee for an amount in excess of $10 million;

•	Changes in senior management at the Corporation; and

•	Any other material agreement or arrangement that is not in the ordinary course of business.

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Role of Chair

The Board of Directors has adopted the following written position description for the Chair of the Board. The Chair is appointed by the Board of Directors. The role of the Chair is as follows:

1.	Manage the business of the Board and ensure that the functions identified in the terms of reference of the Board are being effectively carried out by the Board and its committees;

2.	Ensure that all Directors receive the information required for the proper performance of their duties;

3.	Ensure that the appropriate committee structure is in place, and recommend appointments to such committees;

4.	Lead in the annual review of Director and Board performance and make recommendations for changes when appropriate; and

5.	Work with the CEO and senior management to monitor progress on strategic planning, policy implementation and succession planning.

Role of Vice Chair

The Board of Directors has adopted the following written position description for the Vice Chair of the Board. The Vice Chair is appointed by the Board of Directors. The role of the Vice Chair is as follows:

1.	Assist the Chair of the Board in carrying out his/her role;

2.	Fulfill the duties of the Chair of the Board in the Chair’s absence;

3.	Assist with succession planning, including the orderly succession of the CEO;

4.	Advise the Corporation on strategic projects as requested from time to time by the Chair of the Board; and

5.	Such other duties from time to time as may be designated by the Chair of the Board.

Meetings of the Board

The Board of Directors meets at least quarterly, with additional meetings scheduled when required. While most Board meetings are held at the Norbord corporate office in Toronto, meetings are periodically held at an operating location. This gives the Directors an opportunity to improve their understanding of the operations of Norbord.

Composition and Size of the Board

The Corporation’s Articles provide that the Board shall have a minimum of eight and a maximum of 20 Directors. The Corporate Governance and Nominating Committee has examined the size of the Board and has concluded that eight is an appropriate number of Directors for the Corporation. The nominees for the Board of Directors comprise eight Directors, including four independent Directors and two non-independent Directors, whom are related to the Corporation’s principal shareholder, Brookfield, and two non-independent Directors being the current CEO and the former CEO. The Board considers that this combination leads to a constructive exchange of views in Board deliberations, resulting in objective, balanced and informed decision-making.

The Corporation’s Directors represent a diverse base of business skills and experiences to ensure effective oversight and reporting.

Independent Directors – Four of Eight

Pierre Dupuis

Paul E. Gagné

Paul A. Houston

Denis A. Turcotte

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Non-independent Directors – Four of Eight

Jack Cockwell (Group Chair of Brookfield)

J. Peter Gordon (Managing Partner of Brookfield and Senior Manager of Brookfield Capital Partners, an affiliate of Brookfield)

J. Barrie Shineton (served as President and CEO within last three years)

Peter C. Wijnbergen (current President and CEO)

The Board does not consider the four non-independent nominees to have any relationship that could reasonably be expected to interfere with the exercise of their independent judgement.

It is the policy and practice of the Board that all Board and committee meetings include a session without the non-independent Directors or management present. In the case of the Audit Committee, each meeting also includes a session with only the external auditors and the committee.

Majority Voting

A Director must offer his or her resignation to the Board immediately following an annual meeting of shareholders if he or she has not received at least 50% of the votes cast at the meeting in favour of his or her election to the Board. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as deemed advisable.

Change in Personal Circumstances

A Director must offer his or her resignation if there has been a relevant change in his or her personal circumstances, or if he or she has not attended at least 75% of the regularly scheduled Board and relevant committee meetings in the most recent 12-month period. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as deemed advisable. In 2014, with the exception of Messrs. Cockwell and Harding, who were unable to attend regularly scheduled Board and committee meetings held on one day due to scheduling conflicts, all Directors attended 100% of the regularly scheduled Board meetings.

Committees of the Board

Board committees assist in the effective functioning of the Corporation’s Board of Directors. The composition of the Board committees ensures that the views of independent Directors are effectively represented.

Norbord’s Board of Directors has four standing Committees: the Audit Committee, the Corporate Governance and Nominating Committee, the Environmental, Health and Safety Committee, and the Human Resources Committee. It is the Board’s policy that each committee meets without the management Director present for a portion of each of its meetings.

Special committees may be formed from time to time, as required, to review particular matters or transactions.

Full terms of reference for each of the standing committees are available on the Corporation’s website at www.norbord.com.

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Lead Director

As long as the Chair of the Board is not independent, the Board shall appoint a Lead Director at the first Board meeting held after the annual shareholders meeting. The Board has adopted the following written position description for the Lead Director:

1.	Provide leadership to ensure the Board works in an independent, cohesive fashion;

2.	Chair meetings of any independent committees of the Board;

3.	Act as liaison between the independent members of the Board and the Chair of the Board on sensitive issues;

4.	Chair the portion of regular Board meetings held without the non-independent Directors;

5.	Call meetings of the independent Directors when necessary and appropriate; and

6.	Perform such other duties as the Board may from time to time designate.

Role of Committee Chair

The Board of Directors has adopted the following written position description for all Board committee chairs. The chair of each committee of the Board is appointed by the Board at the first Board meeting held after the annual shareholders meeting. The role of each committee chair is as follows:

1.	Ensure that the activities of the committee are consistent with the committee terms of reference;

2.	Ensure that the committee meets as many times as necessary to effectively carry out its duties and responsibilities;

3.	In cooperation with Norbord’s management team, as appropriate, to review meeting agendas to ensure all required business is brought before the committee to enable the committee to carry out its duties and responsibilities;

4.	Report to the Board at the next Board meeting following any committee meeting or upon the signing of a written resolution approving a decision or recommendation of the committee;

5.	Provide leadership to enable the committee to act as an effective team in carrying out its duties and responsibilities; and

6.	Carry out any other appropriate duties and responsibilities as assigned by the Board or delegated to the committee.

Audit Committee

The Audit Committee, composed entirely of independent Directors within the meaning of sections 1.4 and 1.5 of Multilateral Instrument 52-110, assists the Board in its oversight of the integrity of the financial and related information of the Corporation, including its financial statements, the internal controls and procedures for financial reporting, and the processes for monitoring compliance with legal and regulatory requirements, and reviews the independence, qualifications and performance of the external auditor of the Corporation. Its duties also include reviewing and monitoring the Corporation’s major financial risks and risk management policies and approving quarterly and annual financial filings.

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Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee, composed entirely of independent Directors, is responsible for the development and monitoring of the Corporation’s corporate governance practices, Disclosure Policy and Code of Business Conduct. Its duties include the identification and recommendation of potential nominees or appointees to the Board, and the assessment of the effectiveness of the Board, its size and composition, its committee structure, and the individual performance of its Directors. The Committee also recommends compensation for Directors.

In considering and seeking potential nominees to the Board, the Committee assesses the skills and expertise of its current Board to determine the complementary skills and experience that any potential candidates should possess. The Committee seeks candidates through recommendations sought from the current Board and Committee members and, when necessary, through recruitment firms. Once candidates have been identified, they are contacted to confirm their interest, credentials and availability to serve on the Board. Interviews of candidates are then conducted by members of the Committee and a recommendation is made to the Board.

Environmental, Health and Safety Committee

The mandate of the Environmental, Health and Safety Committee is to assist the Board in carrying out its responsibilities with respect to health, safety and environmental issues. The Committee reviews compliance with relevant Board resolutions and with the Corporation’s environmental and health and safety policies, and assesses the effectiveness of the Corporation’s environmental management processes and health and safety programs, including the review of internal audits of these processes and programs.

Human Resources Committee

The Human Resources Committee approves the Corporation’s compensation and benefits policy and monitors its implementation. It reviews management succession plans and considers appointments of senior management of the Corporation. The Committee annually assesses the performance of the CEO against agreed targets and recommends the CEO’s compensation to the Board. Together with the CEO, the Committee reviews the performance of senior management of the Corporation and makes compensation recommendations to the Board. The Human Resources Committee is responsible for overseeing the funding, investment management and administration of Norbord employee retirement plans.

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Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, its committees and individual Directors. The Corporate Governance and Nominating Committee annually evaluates the Board to ensure that it is functioning effectively and in the best interests of shareholders. The evaluation includes a detailed questionnaire completed by each Director inviting comments and suggestions on areas for improvement. The Chair of the Board holds private interviews with each Director annually to discuss the operations of the Board and its committees and to provide any feedback on the individual’s contribution. The Chair reviews the results of the evaluation with the Corporate Governance and Nominating Committee and the Board. These evaluations assess the Board in four specific areas:

•	Overall Board governance;

•	Managing management;

•	Strategy and corporate performance; and

•	Board effectiveness.

In 2014, this evaluation determined that the Board operated effectively.

In addition to the performance of the Board, the Corporate Governance and Nominating Committee annually evaluates the performance of each committee of the Board. These evaluations focus on each committee’s success in meeting its terms of reference as well as its overall effectiveness as a committee. In 2014, the Corporate Governance and Nominating Committee and the other committees of the Board evaluated the Board committees’ performance as effective.

The Board has developed written position descriptions for the Chair of the Board, the Lead Director, the Vice Chair of the Board, the chair of each committee and the CEO (see pages 52, 54 and 57).

The performance of individual Board members is also evaluated. Each Director receives a list of questions to address in completing a self-assessment. This review is conducted by the Chair and presented to the Corporate Governance and Nominating Committee for its consideration and as a basis for recommending the Directors to be nominated for election at the next annual meeting of shareholders.

As part of the Board, committee and individual Director evaluation processes, opportunities to improve are implemented as identified.

Norbord Management

The primary responsibility of management is to create long-term value in the Corporation based on an approved business strategy and action plan. The Board of Directors is responsible for ensuring that the performance of management is adequate and for bringing about any management change that will enable Norbord to perform satisfactorily. Norbord’s corporate governance principles are intended to encourage autonomy and effective decision-making by management while ensuring scrutiny by Norbord’s Board of Directors and its committees.

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Role of President and CEO

The Board of Directors has adopted the following written description of the role of the President and CEO. The President and CEO reports to, and is accountable to, the Board of Directors. The President and CEO’s role is as follows:

1.	Provide leadership of the Corporation and, subject to approved policies and direction by the Board, manage the operation, organization and administration of the Corporation;

2.	Present to the Board for approval a long-term vision for the Corporation together with strategies to achieve that vision, the risks and alternatives to these strategies, and specific steps and performance indicators that will enable the Board to evaluate progress on implementing such strategies;

3.	Propose to the Board for approval annual capital and operating plans that implement the Corporation’s strategies together with key financial and other performance goals for the Corporation’s activities, and report regularly to the Board on the progress against these goals;

4.	Act as the primary spokesperson for the Corporation to all its stakeholders;

5.	Present to the Board for approval annually an assessment of the Corporation’s management resources together with a succession plan that provides for the orderly succession of senior management, including the recruitment, training and development required;

6.	Recommend to the Board the appointment or termination of any officer of the Corporation other than the Chair; and

7.	Develop and implement the systems and processes to support the policies established by the Board.

Board Information

The information provided by Norbord management to the Board of Directors is critical to the Board’s effectiveness. In addition to reports presented to the Board at regular meetings, the Board is also informed on a timely basis by management of corporate developments and key decisions by management in pursuing Norbord’s strategic plan.

All Directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations and business of the Company. Directors are also free to consult with members of management, whenever they so require, and to engage outside advisors with the Chair’s authorization.

Orientation and Continuing Education

The Corporate Governance and Nominating Committee is responsible for providing an orientation and education program for new Directors. Each new Director is provided with information outlining the role of the Board, committees and Directors. New Directors must, within three months of becoming a Director, spend one day at the head office of the Corporation for personal briefings by senior management on the Corporation’s strategic plan, major risks and other key business matters.

Periodically, the Corporation holds off-site Board meetings at one of its mill locations to provide the Directors with ongoing information on the Corporation’s operations. Speakers on specialized industry topics are periodically invited to provide Directors with current and detailed information on the markets for the Corporation’s products. Directors are advised on an ongoing basis of changes in applicable laws and regulations.

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Board Renewal

Director Recruitment

The Corporate Governance and Nominating Committee has the authority and responsibility to establish criteria for the selection of Directors, to retain search firms for the recruitment of Director nominees as necessary, to review and assess the competencies and skills of persons proposed for appointment or election to the Board, and to submit to the Board the names of persons to be nominated for election as Directors at the annual meeting of shareholders or to be appointed to fill vacancies between annual meetings.

The Corporation uses a skills matrix to identify any gaps in the skills and competencies of the full Board. The Board skills matrix can be found on page 21.

Director Tenure

The Corporation does not currently have a mandatory retirement age for Directors nor has it adopted term limits. The Board’s view is that imposing such restrictions could lead to the loss of long-standing Directors who have developed in-depth knowledge about the Corporation. Instead, the Corporate Governance and Nominating Committee reviews the composition of the Board on a regular basis, in relation to approved Director criteria and skill requirements, and recommends changes, as appropriate, to renew the Board. The Board does not consider a long tenure to be a detriment to the Corporation or that it would prevent a Director from acting independently of management.

As of March 31, 2015, the Board’s average tenure is eight years. Assuming that all the Director nominees will be elected at the annual meeting of shareholders, one management Director joined the Board in 2014, three new Directors joined the Board on March 31, 2015, and five Directors retired from the Board on the same day, effective on the merger of Ainsworth and the Corporation.

The Corporation’s tenure profile is reflected in the following table:

Representation of Women

As of December 31, 2014, none of the eight Board nominees were women, one of the eight senior executives was a woman and 8% of the Corporation’s employees were women. The Corporation has not currently adopted targets regarding women in executive officer positions. Following the Corporation’s recent merger with Ainsworth, the Corporation is reviewing its representation of women in senior management positions and is considering the adoption of gender diversity policies, including targets.

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Board Diversity Policy

Norbord is committed to diversity on the Board of Directors. It is Norbord’s policy to foster an environment that respects people’s dignity, ideas and beliefs, thereby ensuring equity and diversity.

Diversity at Norbord includes characteristics such as religion, race, ethnicity, language, gender, sexual orientation, disability, age or any other area of potential difference.

The Corporate Governance and Nominating Committee is responsible for recommending to the Board of Directors measurable objectives for achieving gender diversity and assessing on an annual basis the achievement against gender diversity objectives, including the representation of women at all levels of the Corporation.

In considering candidates to recommend to the Board, the Committee will consider only those candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities; consider diversity criteria noted above; and engage outside consultants to assist in the search for qualified candidates to help meet the Board’s skill and diversity objectives.

Measurable Objectives

The Committee will recommend to the Board for approval on an annual basis all measurable objectives for achieving diversity and representation of women on the Board.

As of the date of approval of this Policy, the Board has identified the following criteria for its Board:

•	At least 20% of all candidates for new positions or vacancies on the Board will be women;

•	Directors of various ages; and

•	Directors with differing backgrounds and experience.

Monitoring and Reporting

The Board will monitor the Committee’s progress in achieving objectives under this Policy, as it so determines and in the management proxy circular on an annual basis.

Management Remuneration

Norbord’s remuneration policies are intended to provide a direct link between competitive industry compensation and company and individual performance. Bonus compensation is reviewed annually by the CEO and the Human Resources Committee and approved by the Board of Directors. Periodic reviews of compensation practices are carried out to ensure that management is fairly rewarded based on performance.

Communications Policy

Norbord keeps shareholders informed of its activities and progress through a comprehensive annual report, quarterly reports and news releases. A regularly updated website (www.norbord.com) provides additional information about the Corporation, including statutory filings and supplemental information provided to financial analysts and investors.

Directors and management meet with Norbord shareholders at the annual meeting, held in Toronto, and are available to respond to shareholder questions.

Norbord’s investor relations program seeks to ensure that investors’ inquiries are responded to in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss Norbord’s performance. Norbord also endeavours to ensure that news media is kept apprised of developments as they occur. All Norbord communications are carried out in accordance with the Corporation’s Disclosure Policy, which is posted on Norbord’s website at www.norbord.com. This ensures fairness, accuracy and timeliness in reporting material information that is likely to affect the price of Norbord’s publicly traded securities.

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Code of Business Conduct

The Board of Directors has adopted a written Code of Business Conduct (the Code) prescribing the minimum moral and ethical standards of conduct required of all Directors, officers and employees of the Corporation and its wholly-owned subsidiaries. A copy of the Code is available on the Corporation’s website at www.norbord.com.

The Corporate Governance and Nominating Committee is charged with reviewing the Code on an annual basis and recommending proposed changes to the Board for approval.

The Corporation provides, on an annual basis, a copy of the Code to designated employees, requiring them to sign an acknowledgment that they have received, read and understand the contents of the Code and agree to adhere to the same.

All employees are required to disclose in writing to their supervisors all activities, investments or businesses that might create an actual or potential conflict of interest with their duties to the Corporation. Directors are required to consult with the Chair of the Board with respect to potential conflicts and abstain from voting when such matters are before the Board for approval.

All violations of law or of the Code must be reported. The Corporation has implemented an ethics reporting system allowing Directors, officers and employees to report, in confidence, a violation of law or of the Code to the Chair of the Audit Committee through Norbord’s ethics reporting system, ClearView Connects, which can be accessed from the Corporation’s website at www.norbord.com. The Chair of the Audit Committee provides the Board with a quarterly report on matters brought to his attention.

Anti-hedging and Anti-monetization Policy

On January 29, 2014, the Corporation adopted an anti-hedging and anti-monetization policy. Under that policy, no Director or member of senior management (including the Named Executive Officers) may, directly or indirectly, engage in any kind of hedging transaction that could reduce or limit the Director’s or senior management’s economic risk with respect to the Director’s or senior management’s holdings, ownership or interest in or to Common Shares or other securities of the Corporation, including without limitation outstanding stock options, deferred share units, restricted stock units, or other compensation awards the value of which are derived from, referenced to or based on the value or market price of Common Shares in the capital of the Corporation or other securities of the Corporation.

Directors’ Approval

The contents and sending of this Circular have been approved by the Directors of the Corporation.

/s/ ELAINE G. TOOMEY
ELAINE G. TOOMEY
Assistant Corporate Secretary
Toronto, Ontario

April 6, 2015

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Appendix A

Board of Directors – Terms of Reference

Role of Board

The role of the Board of Directors is to supervise the business and affairs of the Corporation, which are conducted by its officers and employees under the direction of the Chief Executive Officer (CEO), to enhance the long-term value of the Corporation. The Board is elected by the shareholders to oversee management to ensure that the best interests of the Corporation as a responsible corporate citizen are advanced in a manner that recognizes the concerns of stakeholders in the Corporation, including its shareholders, creditors, employees, suppliers, customers and the communities in which it operates.

Authority and Responsibilities

The Board of Directors meets regularly to review reports by management on the performance of the Corporation. In addition to the general supervision of management, the Board, directly or through its committees, performs the following functions:

1.	Strategic Planning – overseeing the strategic planning process within the Corporation and reviewing, approving, on at least an annual basis, and monitoring the strategic plan for the Corporation including fundamental financial and business strategies and objectives;

2.	Risk Assessment – assessing the major risks facing the Corporation and reviewing and monitoring appropriate systems to manage those risks;

3.	CEO – developing a position description for the CEO including the corporate objectives that the CEO is responsible for meeting, and selecting, evaluating and compensating the CEO;

4.	Senior Management – overseeing the selection, evaluation and compensation of senior management and monitoring succession planning;

5.	Communication – reviewing and monitoring communications by and to the Corporation including its disclosure policy and a system for receiving feedback from stakeholders in the Corporation;

6.	Maintaining Integrity – reviewing and monitoring the controls and procedures within the Corporation to maintain a culture of integrity including its internal controls and procedures for financial reporting, and compliance with its Code of Business Conduct; and

7.	Corporate Governance – reviewing and maintaining the corporate governance principles and guidelines of the Corporation.

In addition to those matters that must, by law, be approved by the Board, specific Board approval must be obtained for:

1.	Any capital disposition or expenditure in excess of $3 million and any cost overrun on any project in excess of $2 million;

2.	Any new third-party loan agreement or guarantee for an amount in excess of $10 million;

3.	Changes in senior management at the Corporation; and

4.	Any other material agreement or arrangement that is not in the ordinary course of business of the Corporation.

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Composition and Procedures

1.	Size of Board and Selection Process – The Directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Corporate Governance and Nominating Committee proposes to the full Board the nominees for election to the Board, and the Board proposes a slate of nominees to the stakeholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Canada Business Corporations Act, or at the annual meeting. The Board also determines the number of Directors on the Board, subject to a minimum of eight and a maximum of 20. Between annual meetings, the Board may appoint Directors to serve until the next annual meeting.

2.	Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. A majority of the Directors will be “independent” Directors within the meaning of section 1.4 of Multilateral Instrument 52-110.

3.	Election of Directors – The Board requires any Director to offer his or her resignation if he or she has not received at least 50% of the votes cast at the annual meeting of shareholders in favour of his or her election to the Board. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as appropriate. If the Board accepts the resignation, the Board may:

(a) leave such position vacant,

(b) fill the vacancy by appointing a new director who the Board considers will merit the confidence of the shareholders, or

(c) call a special meeting of shareholders to fill the position.

This majority voting policy does not apply where an election involves a proxy battle.

4.	Share Ownership – The Board requires each Director to own, directly or indirectly, Common Shares or deferred share units equal in value to at least three times the annual Director retainer fee based on the acquisition cost of the Common Shares or deferred share units. New Directors will have five years from the date of joining the Board to achieve this minimum share ownership requirement.

5.	Change in Personal Circumstances – The Board requires any Director to offer his or her resignation if there has been a relevant change in his or her personal circumstances, or if he or she has not attended at least 75% of the regularly scheduled Board and relevant committee meetings in the most recent 12-month period. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as appropriate.

6.	Orientation and Continuing Education – The Corporate Governance and Nominating Committee is responsible for overseeing the orientation and continuing education programs for new and existing Directors. The CEO and the Chief Financial Officer are responsible for providing an orientation and education program for new Directors. Each new Director must, within three months of becoming a Director, spend one day at the head office of the Corporation for personal briefings by senior management on the Corporation’s strategic plan, major risks and other key business matters. The Directors are provided with information on an ongoing basis relating to the operations of the Corporation and changes in applicable law, and they tour the different facilities of the Corporation.

7.	Meetings – The Board has at least four scheduled meetings a year. The Board is responsible for its agenda. Prior to each Board meeting, the CEO will discuss with the Chair of the Board agenda items for the meeting. Materials for each meeting are distributed to the Directors in advance and Directors are expected to review such materials prior to the meeting. At the conclusion of each Board meeting, the independent Directors meet without management present.

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8.	Committees – The Board has established the following standing committees to assist the Board in discharging its responsibilities – Audit Committee, Corporate Governance and Nominating Committee, Environmental, Health and Safety Committee, and Human Resources Committee. Special committees are established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of the committee. The terms of reference of the Board and each standing committee are reviewed annually by the Board.

9.	Evaluation – The Corporate Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board, and the contributions of individual Directors. Each standing committee also conducts an evaluation of its performance and terms of reference.

10.	Compensation – The Corporate Governance and Nominating Committee recommends to the Board the compensation for non-management Directors. In reviewing the adequacy and form of compensation and benefits, the Committee seeks to ensure that the compensation reflects the responsibilities and risks involved in being a Director of the Corporation, and aligns the interests of the Directors with the best interests of the stakeholders.

11.	Access to Independent Advisors – The Board and any committee may at any time retain outside financial, legal and/or other advisors at the expense of the Corporation. Any Director may, subject to the approval of the Chair of the Board, retain an independent advisor at the expense of the Corporation.

12.	Feedback from Stakeholders – The CEO will ensure that the Board is kept apprised of noteworthy stakeholder feedback and, where the Board deems it appropriate, a member of the Board may respond directly to stakeholders in this regard.